                                                  File Nos. _________
                                                            811-6632


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM N-4

              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                Initial Registration

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 Amendment No.  30

                        ALLMERICA SELECT SEPARATE ACCOUNT OF
               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                             (Exact Name of Registrant)

               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                (Name of Depositor)
                                 440 Lincoln Street
                                Worcester, MA 01653
                (Address of Depositor's Principal Executive Offices)
                                   (508) 855-1000
                (Depositor's Telephone Number, including Area Code)

                             Mary Eldridge, Secretary
               Allmerica Financial Life Insurance and Annuity Company
                                 440 Lincoln Street
                                Worcester, MA 01653
                 (Name and Address of Agent for Service of Process)

                It is proposed that this filing will become effective:

          ___ immediately upon filing pursuant to paragraph (b) of Rule 485
          ___ on (date) pursuant to paragraph (b) of Rule 485
          ___ 60 days after filing pursuant to paragraph (a) (1) of Rule 485
          ___ on (date) pursuant to paragraph (a) (1) of Rule 485
          ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


                             VARIABLE ANNUITY POLICIES

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing. Registrant will file its Notice pursuant to Rule 24f-2 for its fiscal year ending December 31, 1999 on or before March 1, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a futher amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment deferred variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.


              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                            ITEMS CALLED FOR BY FORM N-4


FORM N-4 ITEM NO.          CAPTION IN PROSPECTUS
-----------------          ---------------------

1......................... Cover Page

2......................... Special Terms

3......................... Summary of Fees and Expenses; Summary of Contract Features

4......................... Condensed Financial Information; Performance Information

5......................... Description of the Companies, the Variable Accounts,
                           and The Underlying Funds

6......................... Charges and Deductions

7......................... Description of the Contract -- The Accumulation Phase;

8......................... Electing the Annuity Date; Description of Annuity
                           Payout Options; Variable Annuity Benefit Payments

9......................... Death Benefit

10........................ Payments;  Computation of Values;  Distribution

11........................ Surrender and Withdrawals; Withdrawals After the
                           Annuity Date

12........................ Federal Tax Considerations

13........................ Legal Matters

14........................ Statement of Additional Information - Table of Contents



FORM N-4 ITEM NO.          CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------          ----------------------------------------------

15........................ Cover Page

16........................ Table of Contents

17........................ General Information and History

18........................ Services

19........................ Underwriters

21........................ Performance Information

22........................ Annuity Benefit Payments

23........................ Financial Statements


                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                         FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                     WORCESTER, MASSACHUSETTS
                                 ALLMERICA SELECT SEPARATE ACCOUNT

   PLEASE READ THIS     This Prospectus provides important information about
 PROSPECTUS CAREFULLY   the Allmerica Select         variable annuity
 BEFORE INVESTING AND   contract issued by Allmerica Financial Life Insurance
  KEEP IT FOR FUTURE    and Annuity Company (in all jurisdictions except New
      REFERENCE.        York) and by First Allmerica Financial Life Insurance
                        Company (in New York). The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis.
                        Allmerica Select Separate Account is subdivided into
                        Sub-Accounts, each investing exclusively in shares of one of the following funds:

                       FUND                                                 INVESTMENT ADVISER
                       ---------------------------------------------------  ---------------------------------------------------
  ANNUITIES INVOLVE    Select Emerging Markets Fund                         Schroder Investment Management North America Inc.
   RISKS INCLUDING     Select International Equity Fund                     Bank of Ireland Asset Management (U.S.) Limited
   POSSIBLE LOSS OF    T. Rowe Price International Stock Portfolio          Rowe Price-Fleming International, Inc.
      PRINCIPAL.       Select Aggressive Growth Fund                        Nicholas-Applegate Capital Management, L.P
                       Select Capital Appreciation Fund                     T. Rowe Price Associates, Inc.
                       Select Value Opportunity Fund                        Cramer Rosenthal McGlynn, LLC
                       Select Growth Fund                                   Putnam Investment Management, Inc.
                       Select Strategic Growth Fund                         Cambiar Investors, Inc.
                       Fidelity VIP Growth Portfolio                        Fidelity Management & Research Company
                       Select Growth and Income Fund                        J. P. Morgan Investment Management Inc.
                       Fidelity VIP Equity-Income Portfolio                 Fidelity Management & Research Company
                       Fidelity VIP High Income Portfolio                   Fidelity Management & Research Company
                       Select Income Fund                                   Standish, Ayer & Wood, Inc.
                       Money Market Fund                                    Allmerica Asset Management, Inc.

                        The Fixed Account is part of the Company's General
                        Account and pays an interest rate guaranteed for one
                        year from the time a payment is received. The
                        Guarantee Period Accounts offer fixed rates of
                        interest for specified periods. A Market Value
                        Adjustment is applied to payments removed from a
 THIS ANNUITY IS        Guarantee Period Account before the end of the
        NOT:            specified period. The Market Value Adjustment may be
 - A BANK DEPOSIT OR    positive or negative. Payments allocated to a
   OBLIGATION;          Guarantee Period Account are held in the Company's
 - FEDERALLY INSURED;   Separate Account GPA (except in California where they
 - ENDORSED BY ANY      are allocated to the General Account).
   BANK OR              A Statement of Additional Information dated         ,
   GOVERNMENTAL         1999 containing more information about this annuity
   AGENCY.              is on file with the Securities and Exchange
                        Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Allmerica Select Customer Service at
                        1-800-366-1492. The Table of Contents of the
                        Statement of Additional Information is listed on page 3 of this Prospectus.

                        This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website
                        (http://www.sec.gov).

                        THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          DATED          ,

                               TABLE OF CONTENTS

SPECIAL TERMS.......................................................................................      4
SUMMARY OF FEES AND EXPENSES........................................................................      6
SUMMARY OF CONTRACT FEATURES........................................................................     11
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, AND THE UNDERLYING FUNDS.......................     17
INVESTMENT OBJECTIVES AND POLICIES..................................................................     19
INVESTMENT ADVISORY SERVICES........................................................................     20
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE...............................................     23
  A.   Payments.....................................................................................     23
  B.   Computation of Values........................................................................     24
        The Accumulation Unit.......................................................................     24
        Net Investment Factor.......................................................................     24
  C.   Right to Cancel..............................................................................     24
  D.   Transfer Privilege...........................................................................     24
        Asset Allocation Model Reallocations........................................................     25
        Automatic Transfers (Dollar Cost Averaging).................................................     26
        Automatic Account Rebalancing...............................................................     26
  E.   Surrender and Withdrawals....................................................................     27
        Systematic Withdrawals......................................................................     28
        Life Expectancy Distributions...............................................................     28
        Systematic Level Free of Surrender Charge Withdrawal Program................................     29
  F.   Death Benefit................................................................................     29
        Standard Death Benefit......................................................................     29
        Optional Enhanced Death Benefit Rider.......................................................     29
        Payment of the Death Benefit Prior to the Annuity Date......................................     30
  G.   The Spouse of the Owner as Beneficiary.......................................................     30
  H.   Assignment...................................................................................     31
ANNUITIZATION -- THE PAYOUT PHASE...................................................................     32
  A.   Electing the Annuity Date....................................................................     32
  B.   Choosing the Annuity Payout Option...........................................................     32
        Fixed Annuity Payout Options................................................................     33
        Variable Annuity Payout Options.............................................................     33
  C.   Description of Annuity Payout Options........................................................     33
  D.   Variable Annuity Benefit Payments............................................................     34
        The Annuity Unit............................................................................     34
        Determination of the First Annuity Benefit Payment..........................................     34
        Determination of the Number of Annuity Units................................................     35
        Dollar Amount of Subsequent Variable Annuity Benefit Payments...............................     35
        Payment of Annuity Benefit Payments.........................................................     35
  E.   Transfers of Annuity Units...................................................................     35
  F.   Withdrawals After the Annuity Date...........................................................     36
        Calculation of Proportionate Reduction......................................................     37
        Calculation of Present Value................................................................     38
        Deferral of Withdrawals.....................................................................     39
  G.   Reversal of Annuitization....................................................................     40
  H.   NORRIS Decision..............................................................................     40
CHARGES AND DEDUCTIONS..............................................................................     41
  A.   Variable Account Deductions..................................................................     41
        Mortality and Expense Risk Charge...........................................................     41
        Administrative Expense Charge...............................................................     41
        Other Charges...............................................................................     41
  B.   Contract Fee.................................................................................     42

  C.   Optional Rider Charges.......................................................................     42
  D.   Premium Taxes................................................................................     42
  E.   Surrender Charge.............................................................................     43
        Calculation of Surrender Charge.............................................................     43
        Withdrawal Without Surrender Charge.........................................................     44
        Reduction or Elimination of Surrender Charge and Additional Amounts Credited................     45
  F.   Transfer Charge..............................................................................     46
  G.   Withdrawal Adjustment Charge.................................................................     46
GUARANTEE PERIOD ACCOUNTS...........................................................................     47
FEDERAL TAX CONSIDERATIONS..........................................................................     49
  A.   General......................................................................................     49
        The Company.................................................................................     49
        Diversification Requirements................................................................     49
        Investor Control............................................................................     49
  B.   Qualified and Non-Qualified Contracts........................................................     50
  C.   Taxation of the Contract in General..........................................................     50
        Withdrawals Prior to Annuitization..........................................................     50
        Withdrawals After Annuitization.............................................................     50
        Annuity Payouts After Annuitization.........................................................     51
        Penalty on Distribution.....................................................................     51
        Assignments or Transfers....................................................................     51
        Nonnatural Owners...........................................................................     51
        Deferred Compensation Plans of State and Local Government and Tax-Exempt Organizations......     51
  D.   Tax Withholding..............................................................................     52
  E.   Provisions Applicable to Qualified Employer Plans............................................     52
        Corporate and Self-Employed Pension and Profit Sharing Plans................................     52
        Individual Retirement Annuities.............................................................     52
        Tax-Sheltered Annuities.....................................................................     52
        Texas Optional Retirement Program...........................................................     53
STATEMENTS AND REPORTS..............................................................................     53
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...................................................     53
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...........................................................     54
VOTING RIGHTS.......................................................................................     54
DISTRIBUTION........................................................................................     55
LEGAL MATTERS.......................................................................................     55
YEAR 2000 COMPLIANCE................................................................................     55
FURTHER INFORMATION.................................................................................     56
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT..............................................    A-1
APPENDIX B -- PERFORMANCE INFORMATION...............................................................    B-1
APPENDIX C -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.....................................    C-1
APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.........................    D-1

                                    STATEMENT OF ADDITIONAL INFORMATION
                                             TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.....................................................................      2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE COMPANY......................................      3
SERVICES............................................................................................      3
UNDERWRITERS........................................................................................      3
ANNUITY BENEFIT PAYMENTS............................................................................      4
PERFORMANCE INFORMATION.............................................................................      5
FINANCIAL STATEMENTS................................................................................    F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least two years after the issue date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to either Allmerica Financial Life Insurance and Annuity Company or First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the issue date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GROSS PAYMENT BASE: the total of all payments invested in the Contract, less any withdrawals that exceed the Withdrawal Without Surrender Charge amount.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding fund of Allmerica Investment Trust, a corresponding portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP") or the T. Rowe Price International Stock Portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price").

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, surrender charge, rider charges and Market Value Adjustment.

UNDERLYING FUND (OR FUNDS): an investment portfolio of the Trust, Fidelity VIP, or T. Rowe Price in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Fund's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Allmerica Select Separate Account, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES

There are certain fees and expenses that you will incur directly or indirectly
under the Allmerica Select         Contract. The purpose of the following tables
is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes."

                                                                  COMPLETE YEARS
                                                                   FROM DATE OF
                                                                     PAYMENT          CHARGE
(1) CONTRACT CHARGES:                                           ------------------    ------
SURRENDER CHARGE:*                                                   0 - 2             8.0%
  This charge may be assessed upon surrender, withdrawals or      More than 2          7.0%
  reversal of annuitization. The charge is a percentage of        More than 3          6.0%
  payments applied to the amount surrendered (in excess of        More than 4          5.0%
  any amount that is free of surrender charge) within the         More than 5          4.0%
  indicated time period.                                          More than 6          3.0%
                                                                  More than 7          2.0%
                                                                  More than 8           0

TRANSFER CHARGE:                                                                       None
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

ANNUAL CONTRACT FEE:                                                                  $35**
  The fee is deducted annually and upon surrender prior to
  the Annuity Date when Accumulated Value is less than
  $75,000. The fee is waived for Contracts issued to and
  maintained by the trustee of a 401(k) plan.

OPTIONAL RIDER CHARGE:
  If the Enhanced Death Benefit Rider is elected, 1/12th of
  the annual charge is deducted pro rata on a monthly basis
  at the end of each Contract month and at termination of
  the rider. The charge for this Rider on an annual basis as a percentage of Accumulated Value is:
    5% Enhanced Death Benefit Rider With Annual Step-up:                              0.25%

* From time to time, the Company may reduce or eliminate the surrender charge, the period during which it applies, or both, and/or credit additional amounts on Contracts when Contracts are sold to individuals or groups in a manner that reduces sales expenses or where the Owner and Annuitant on the date of issue is within certain classes of eligible individuals. For more information see "Reduction or Elimination of Surrender Charge and Additional Amounts Credited" under "E. Surrender Charge."

** The fee may be lower in some jurisdictions. See Contract Specifications for specific charge.

WITHDRAWAL ADJUSTMENT CHARGE AFTER THE ANNUITY DATE:
  During the Annuity Payout Phase, you may request withdrawals which will result in a calculation by the Company of the Present Value of future annuity payments.
  For withdrawals taken within 5 years of the Issue Date, the Assumed Investment Return ("AIR") you have chosen (in the case of a variable annuity payout option) or the interest rate (in the case of a fixed annuity payout option) used to determine the Present Value is increased by a Withdrawal Adjustment Charge in the following manner:

ADJUSTMENT TO AIR OR INTEREST RATE:
  If 15 or more years of annuity payments are being valued,     1.00%
    the increase is
  If 10-14 years of annuity payments are being valued, the      1.50%
    increase is
  If less than 10 years of annuity payments are being           2.00%
    valued, the increase is

The increase to the AIR or the interest rate used to determine the Present Value results in a greater proportionate reduction in the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), than if the increase had not been made. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "D. Variable Annuity Benefit Payments" and "F. Withdrawals After the Annuity Date" under ANNUITIZATION--THE PAYOUT PHASE for additional information.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
(on an annual basis as a percentage of average daily net
assets)
Mortality and Expense Risk Charge:                              1.20%
Administrative Expense Charge:                                  0.15%
                                                                ------
Total Annual Expenses:                                          1.35%

(3) ANNUAL UNDERLYING FUND EXPENSES: The following table shows the expenses of the Underlying Funds as a percentage of average daily net assets for the year ended December 31, 1998. For more information concerning fees and expenses, see the prospectuses for the Underlying Funds.

                                            MANAGEMENT FEE     OTHER EXPENSES          TOTAL FUND
                                              (AFTER ANY         (AFTER ANY        EXPENSES (AFTER ANY
UNDERLYING FUND                           VOLUNTARY WAIVERS)   REIMBURSEMENTS)   WAIVERS/REIMBURSEMENTS)
---------------                           ------------------   ---------------   -----------------------
Select Emerging Markets Fund(@).........         1.00%*              1.19%           2.19%(1)(2)*
Select International Equity Fund........         0.90%               0.12%           1.02%(1)(2)
T. Rowe Price International Stock
 Portfolio..............................         1.05%               0.00%           1.05%
Select Aggressive Growth Fund...........         0.82%**             0.07%           0.89%(1)(2)**
Select Capital Appreciation Fund........         0.94%**             0.10%           1.04%(1)(2)**
Select Value Opportunity Fund...........         0.90%(1)*           0.08%           0.98%(1)(2)*
Select Growth Fund......................         0.81%**             0.05%           0.86%(1)(2)**
Select Strategic Growth Fund(@).........         0.39%*              0.81%           1.20%(1)(2)*
Fidelity VIP Growth Portfolio...........         0.59%               0.09%           0.69%(3)
Select Growth and Income Fund...........         0.68%               0.05%           0.73%(1)(2)
Fidelity VIP Equity-Income Portfolio....         0.49%               0.09%           0.58%(3)
Fidelity VIP High Income Portfolio......         0.58%               0.12%           0.70%
Select Income Fund......................         0.54%               0.10%           0.64%(1)
Money Market Fund.......................         0.26%               0.06%           0.32%(1)

(@) Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations on February 20, 1998. Expenses shown are annualized.

* Amount has been adjusted to reflect a voluntary expense limitation currently in effect for Select Emerging Markets Fund, Select Value Opportunity Fund, and Select Strategic Growth Fund. Without these adjustments, the Management Fees and Total Fund Expenses would have been 1.35% and 2.54%, respectively, for Select Emerging Markets Fund, 0.91% and 0.99%, respectively, for Select Value Opportunity Fund, and 0.85% and 1.66%, respectively, for the Select Strategic Growth Fund.

** Effective September 1, 1999, the management fee rates for the Select Aggressive Growth Fund and Select Capital Appreciation Fund were revised. The Management Fee and Total Fund Expenses shown in the table above have been adjusted to assume that the revised rates took effect January 1, 1998.

(1) Until further notice, Allmerica Financial Investment Management
Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 1.35% of average net assets for Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.25% for Select Value Opportunity Fund, 1.50% for Select International Equity Fund, 1.10% for Select Growth and Income Fund, 1.00% for Select Income Fund, and 0.60% for Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1998.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-adviser.

Until further notice, the Select Value Opportunity Fund's management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets.

The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) These Funds have entered into agreements with brokers whereby brokers rebate a portion of commissions. Had these amounts been treated as reductions of expenses, the total annual fund operating expense ratios would have been 2.19% for Select Emerging Markets Fund, 0.86% for Select Aggressive Growth Fund, 1.02% for Select Capital Appreciation Fund, 0.94% for Select Value Opportunity Fund, 1.01% for Select International Equity Fund, 1.14% for Select Strategic Growth Fund, and 0.70% for Select Growth and Income Fund.

(3) A portion of the brokerage commissions that the Funds paid was used to reduce Fund expenses. In addition, certain funds, or Fidelity Management & Research Company on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses would have been 0.57% for Fidelity VIP Equity-Income Portfolio, and 0.66% for Fidelity VIP Growth Portfolio.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the

Accumulated Value is less than $75,000. Lower costs apply to Contracts owned and maintained under a 401(k) plan. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

(1)(a) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
Select Emerging Markets Fund...............................    $109       $165       $223       $381
Select International Equity Fund...........................    $ 98       $132       $167       $271
T. Rowe Price International Stock Portfolio................    $ 98       $133       $168       $274
Select Aggressive Growth Fund..............................    $ 97       $130       $163       $264
Select Capital Appreciation Fund...........................    $ 98       $133       $168       $273
Select Value Opportunity Fund..............................    $ 98       $131       $165       $267
Select Growth Fund.........................................    $ 96       $128       $159       $254
Select Strategic Growth Fund...............................    $100       $137       $176       $288
Fidelity VIP Growth Portfolio..............................    $ 95       $123       $149       $236
Select Growth and Income Fund..............................    $ 95       $124       $152       $241
Fidelity VIP Equity-Income Portfolio.......................    $ 94       $120       $144       $226
Fidelity VIP High Income Portfolio.........................    $ 95       $123       $151       $238
Select Income Fund.........................................    $ 94       $122       $147       $232
Money Market Fund..........................................    $ 91       $112       $131       $198

(1)(b) If, at the end of the applicable time period, you surrender your Contract, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the 5% Enhanced Death Benefit Rider With Annual Step-Up.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
Select Emerging Markets Fund...............................    $111       $172       $234       $403
Select International Equity Fund...........................    $100       $139       $179       $295
T. Rowe Price International Stock Portfolio................    $101       $140       $181       $298
Select Aggressive Growth Fund..............................    $100       $137       $176       $288
Select Capital Appreciation Fund...........................    $100       $140       $180       $297
Select Value Opportunity Fund..............................    $100       $138       $177       $291
Select Growth Fund.........................................    $ 99       $135       $171       $280
Select Strategic Growth Fund...............................    $102       $144       $188       $313
Fidelity VIP Growth Portfolio..............................    $ 97       $130       $162       $262
Select Growth and Income Fund..............................    $ 98       $131       $165       $267
Fidelity VIP Equity-Income Portfolio.......................    $ 96       $127       $157       $251
Fidelity VIP High Income Portfolio.........................    $ 97       $130       $163       $264
Select Income Fund.........................................    $ 97       $129       $160       $258
Money Market Fund..........................................    $ 94       $120       $144       $225

(2)(a) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
Select Emerging Markets Fund...............................    $36        $109       $184       $381
Select International Equity Fund...........................    $24        $ 74       $127       $271
T. Rowe Price International Stock Portfolio................    $24        $ 75       $128       $274
Select Aggressive Growth Fund..............................    $23        $ 72       $123       $264
Select Capital Appreciation Fund...........................    $24        $ 75       $128       $273
Select Value Opportunity Fund..............................    $24        $ 73       $125       $267
Select Growth Fund.........................................    $22        $ 69       $119       $254
Select Strategic Growth Fund...............................    $26        $ 79       $136       $288
Fidelity VIP Growth Portfolio..............................    $21        $ 64       $109       $236
Select Growth and Income Fund..............................    $21        $ 65       $112       $241
Fidelity VIP Equity-Income Portfolio.......................    $20        $ 61       $104       $226
Fidelity VIP High Income Portfolio.........................    $21        $ 64       $111       $238
Select Income Fund.........................................    $20        $ 63       $107       $232
Money Market Fund..........................................    $17        $ 53       $ 91       $198

(2)(b) If, at the end of the applicable time period, you do not surrender your Contract or you annuitize,* you would have paid the following expenses on a $1,000 investment, assuming an annual 5% return on assets and election at issue of the 5% Enhanced Death Benefit Rider With Annual Step-Up.

WITH SURRENDER CHARGE                                         1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------                                        --------   --------   --------   --------
Select Emerging Markets Fund...............................    $38        $116       $196       $403
Select International Equity Fund...........................    $27        $ 82       $139       $295
T. Rowe Price International Stock Portfolio................    $27        $ 82       $141       $298
Select Aggressive Growth Fund..............................    $26        $ 79       $136       $288
Select Capital Appreciation Fund...........................    $27        $ 82       $140       $297
Select Value Opportunity Fund..............................    $26        $ 80       $137       $291
Select Growth Fund.........................................    $25        $ 77       $131       $280
Select Strategic Growth Fund...............................    $28        $ 87       $148       $313
Fidelity VIP Growth Portfolio..............................    $23        $ 71       $122       $262
Select Growth and Income Fund..............................    $24        $ 73       $125       $267
Fidelity VIP Equity-Income Portfolio.......................    $22        $ 68       $117       $251
Fidelity VIP High Income Portfolio.........................    $23        $ 72       $123       $264
Select Income Fund.........................................    $23        $ 70       $120       $258
Money Market Fund..........................................    $20        $ 60       $104       $225

* The Contract fee is not deducted after annuitization. No surrender charges are deducted at or after annuitization under any of the available annuity payout options.

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE ALLMERICA SELECT          VARIABLE ANNUITY?

The Allmerica Select         variable annuity contract ("Contract") is an
insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 85 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Funds") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account. You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) An optional Enhanced Death Benefit Rider is also available at issue for a separate monthly charge. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than 2 years after the Issue Date; and

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.

You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $1,000 minimum for your initial payment and a $50 minimum for any additional payments. A lower initial payment is permitted for certain qualified plans and where monthly payments are being forwarded directly from a financial institution. A minimum of $1,000 is always required to establish a Guarantee Period Account.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among fourteen Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. The fourteen Funds are:

    - Select Emerging Markets Fund
     Managed by Schroder Investment Management North America Inc.

    - Select International Equity Fund
     Managed by Bank of Ireland Asset Management (U.S.) Limited

    - T. Rowe Price International Stock Portfolio
     Managed by Rowe Price-Fleming International, Inc.

    - Select Aggressive Growth Fund
     Managed by Nicholas-Applegate Capital Management, L.P.

    - Select Capital Appreciation Fund
     Managed by T. Rowe Price Associates, Inc.

    - Select Value Opportunity Fund
     Managed by Cramer Rosenthal McGlynn, LLC

    - Select Growth Fund
     Managed by Putnam Investment Management, Inc.

    - Select Strategic Growth Fund
     Managed by Cambiar Investors, Inc.

    - Fidelity VIP Growth Portfolio
     Managed by Fidelity Management & Research Company

    - Select Growth and Income Fund
     Managed by J. P. Morgan Investment Management Inc.

    - Fidelity VIP Equity-Income Portfolio
     Managed by Fidelity Management & Research Company

    - Fidelity VIP High Income Portfolio
     Managed by Fidelity Management & Research Company

    - Select Income Fund
     Managed by Standish, Ayer & Wood, Inc.

    - Money Market Fund
     Managed by Allmerica Asset Management, Inc.

FOR A MORE DETAILED DESCRIPTION OF THE UNDERLYING FUNDS, SEE INVESTMENT OBJECTIVES AND POLICIES.

Each Underlying Fund operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California, where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The

Company may offer up to eight Guarantee Periods ranging from three to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

WHO ARE THE INVESTMENT ADVISERS OF THE FUNDS AND HOW ARE THEY SELECTED?

BARRA RogersCasey, Inc. ("BARRA RogersCasey"), a pension consulting firm, assists the Company in the selection of the Contract's Funds. In addition, BARRA RogersCasey assists the Trust in the selection of investment advisers for the Funds of the Trust. BARRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1000 investment advisers. BARRA RogersCasey is wholly-controlled by BARRA, Inc. As a consultant, BARRA RogersCasey has no discretionary or decision-making authority with respect to the Funds, and has no responsibility for any investment advice or other services provided to the Funds by Allmerica Financial Investment Management Services, Inc. ("AFIMS") or the investment advisers.

AFIMS, an affiliate of the Company, is the investment manager of the Trust. AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and the Trustees in consultation with BARRA RogersCasey. Each investment adviser is selected by using strict objective, quantitative, and qualitative criteria, with special emphasis on the investment adviser's record in managing similar portfolios. In consultation with BARRA RogersCasey, a committee monitors and evaluates the ongoing performance of all of the Funds. The committee may recommend the replacement of an investment adviser of one of the Funds of the Trust, or the addition or deletion of any other Funds. The committee includes members who may be affiliated or unaffiliated with the Company and the Trust. The Sub-Advisers (other than Allmerica Asset
Management, Inc.) are not affiliated with the Company or the Trust.

Fidelity Management & Research Company ("FMR") is the investment adviser of Fidelity VIP. FMR is one of America's largest investment management organizations and has its principal business address at 82 Devonshire Street, Boston, MA. It is composed of a number of different companies, which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services.

Rowe Price-Fleming International, Inc. ("Price-Fleming") is the investment adviser of T. Rowe Price. Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Roger Fleming Holdings, Limited, is one of America's largest no-load international mutual fund asset managers with approximately $32 billion (as of December 31, 1998) under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires.

The following are the investment advisers of the Funds:

                   FUND                                          INVESTMENT ADVISER
                   ----                                          ------------------
Select Emerging Markets Fund                      Schroder Investment Management North America Inc.
Select International Equity Fund                  Bank of Ireland Asset Management (U.S.) Limited
T. Rowe Price International Stock Portfolio       Rowe Price-Fleming International, Inc.
Select Aggressive Growth Fund                     Nicholas-Applegate Capital Management, L.P.
Select Capital Appreciation Fund                  T. Rowe Price Associates, Inc.
Select Value Opportunity Fund                     Cramer Rosenthal McGlynn, LLC
Select Growth Fund                                Putnam Investment Management, Inc.
Select Strategic Growth Fund                      Cambiar Investors, Inc.
Fidelity VIP Growth Portfolio                     Fidelity Management & Research Company
Select Growth and Income Fund                     J. P. Morgan Investment Management Inc.
Fidelity VIP Equity-Income Portfolio              Fidelity Management & Research Company
Fidelity VIP High Income Portfolio                Fidelity Management & Research Company
Select Income Fund                                Standish, Ayer & Wood, Inc.
Money Market Fund                                 Allmerica Asset Management, Inc.

CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. Each calendar year, you can take without a surrender charge up to 12% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment Base), less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

To the extent it exceeds the amount described in the previous paragraph, the Owner of a Qualified Contract or a Contract issued under a Section 457 Deferred Compensation Plan may take each calendar year, without surrender charge, an amount calculated by the Company based on his or her life expectancy. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age
59 1/2.

In addition, WHERE PERMITTED BY LAW, the Company will waive surrender charges if, after the Contract is issued:

    - you become disabled before you attain age 65; or

    - you are diagnosed with a fatal illness or are confined in a medical care facility for the later of 90 consecutive days or one year after the Issue Date.

Additional amounts may be withdrawn at any time. However, the withdrawal of payments that have not been invested in the Contract for more than eight years may be subject to a surrender charge. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "C. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS,
                            AND THE UNDERLYING FUNDS

THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, Allmerica Financial had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica"), organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries had over $27 billion in combined assets and over $48 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

ALLMERICA SELECT SEPARATE ACCOUNTS. Each Company maintains a separate account called the Allmerica Select Separate Account (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of the Board of Directors of the Company on March 5, 1992 and the Variable Account of First Allmerica was authorized by vote of the Board of Directors of the Company on August 20, 1991. Each Variable Account is registered with the SEC as a unit investment trust under the 1940 Act. This registration does not involve the supervision or management of investment practices or policies of the Variable Account or the Company by the SEC.

The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of our general business, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company. Obligations under the Contracts are our obligations. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust (the "Trust") is an open-end, diversified, management investment company registered with the SEC under the 1940 Act. The Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various separate accounts established by the Company or other affiliated insurance companies. Nine investment portfolios of the Trust currently are available under the Contract, each issuing a series of shares:
Select Emerging Markets Fund, Select International Equity Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Strategic Growth Fund, Select Growth and Income Fund, Select Income Fund and the Money Market Fund. The assets of each Fund are held separate from the assets of the other Funds. Each Fund operates as a separate investment vehicle and the income or losses of one Fund have no effect on the investment performance of another Fund. Shares of the Trust are not offered to the general public but solely to such variable accounts.

Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of First Allmerica, serves as the investment adviser of the Trust and has entered into sub-advisory agreements with other investment managers ("Sub-Advisers") who manage the investments of the Funds. See "Investment Advisory Services to the Trust."

FIDELITY VARIABLE INSURANCE PRODUCTS FUND. Fidelity Variable Insurance Products Fund ("Fidelity VIP"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Three of its investment portfolios are available under the
Contract: Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, and Fidelity VIP Growth Portfolio.

Various Fidelity companies perform certain activities required to operate Fidelity VIP. FMR is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. The Portfolios of Fidelity VIP as part of their operating expenses pay an investment management fee to FMR. See "Investment Advisory Services to Fidelity VIP."

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International Series, Inc. ("T. Rowe Price"), managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified, management investment company organized as a Maryland corporation in 1994 and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Contract: the T. Rowe Price International Stock Portfolio. See "Investment Advisory Services to T. Rowe Price." One of its affiliates, T. Rowe Price
Associates, Inc., serves as the Sub-Adviser to the Select Capital Appreciation Fund.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING FUNDS MAY BE FOUND IN THE PROSPECTUSES OF THE TRUST, FIDELITY VIP AND T. ROWE PRICE, WHICH PROSPECTUSES ACCOMPANY THIS PROSPECTUS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.

SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets. The Sub-Adviser for the Select Emerging Markets Fund is Schroder Investment Management North America Inc.

SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income). The Fund will invest primarily in common stocks of established non-U.S. companies. The Sub-Adviser for the Select International Equity Fund is Bank of Ireland Asset Management (U.S.) Limited.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The manager of the Portfolio is Rowe Price-Fleming
International, Inc.

SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies which are believed to have significant potential for capital appreciation. The Sub-Adviser for the Select Aggressive Growth Fund is Nicholas-Applegate Capital Management L.P.

SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund will invest primarily in common stock of industries and companies which are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate. The Sub-Adviser for the Select Capital Appreciation Fund is
T. Rowe Price Associates, Inc.

SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing principally in diversified portfolio of common stocks of small and mid-size companies whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued. The Sub-Adviser for the Select Value Opportunity Fund is Cramer Rosenthal McGlynn, LLC.

SELECT GROWTH FUND -- seeks to achieve growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential. The Sub-Advisor for the Select Growth Fund is Putnam Investment Management, Inc.

SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies. The Sub-Adviser for the Select Strategic Growth Fund is Cambiar Investors, Inc.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks. The Sub-Adviser for the Select Growth and Income Fund is J. P. Morgan Investment Management Inc.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see the Fidelity VIP prospectus.

SELECT INCOME FUND -- seeks a high level of current income. The Fund will invest primarily in investment-grade, fixed-income securities. The Sub-Adviser for the Select Income Fund is Standish, Ayer, & Wood, Inc.

MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity. Allmerica Asset Management, Inc. is the Sub-Adviser of the Money Market Fund.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

                          INVESTMENT ADVISORY SERVICES

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Fund; however management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under the SUMMARY OF FEES AND EXPENSES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with the Prospectus.

INVESTMENT ADVISORY SERVICES TO THE TRUST. The overall responsibility for the supervision of the affairs of the Trust rests with the trustees. The Trust has entered into an agreement ("Management Agreement") with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of First Allmerica, to handle the day-to-day affairs of the Trust. AFIMS, subject to review by the trustees, is responsible for the general management of the Funds of the Trust. AFIMS also performs certain administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and trustees affiliated with AFIMS.

Other than the expenses specifically assumed by AFIMS under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it. These include fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933 ("the 1933 Act"), other fees payable to the SEC, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commission, fees and expenses of the trustees who are not affiliated with AFIMS, expenses for proxies, prospectuses, reports to shareholders and other expenses.

For providing its services under the Management Agreement, AFIMS will receive a fee, computed daily at an annual rate based on the average daily net asset value of each Fund of the Trust as follows:

FUND                                                  NET ASSET VALUE        RATE
----                                                --------------------   --------
Select Emerging Markets Fund......................           *              1.35%
Select International Equity Fund..................  First $100 million      1.00%
                                                    Next $150 million       0.90%
                                                    Over $250 million       0.85%
Select Aggressive Growth Fund.....................  First $100 million      1.00%
                                                    Next $150 million       0.90%
                                                    Next $250 million       0.80%
                                                    Next $500 million       0.70%
                                                    Over $1 billion         0.65%
Select Capital Appreciation Fund..................  First $100 million      1.00%
                                                    Next $150 million       0.90%
                                                    Next $250 million       0.80%
                                                    Next $500 million       0.70%
                                                    Over $1 billion         0.65%
Select Growth Fund................................  First $250 million      0.85%
                                                    Next $250 million       0.80%
                                                    Next $250 million       0.75%
                                                    Over $750 million       0.70%
Select Value Opportunity Fund.....................  First $100 million      1.00%
                                                    Next $150 million       0.85%
                                                    Next $250 million       0.80%
                                                    Next $250 million       0.75%
                                                    Over $750 million       0.70%
Select Strategic Growth Fund......................           *              0.85%
Select Growth and Income Fund.....................  First $100 million      0.75%
                                                    Next $150 million       0.70%
                                                    Over $250 million       0.65%
Select Income Fund................................  First $50 million       0.60%
                                                    Next $50 million        0.55%
                                                    Over $100 million       0.45%
Money Market Fund.................................  First $50 million       0.35%
                                                    Next $200 million       0.25%
                                                    Over $250 million       0.20%

* For the Select Emerging Markets Fund and Select Strategic Growth Fund, the rate applicable to AFIMS does not vary according to the level of assets in the Fund.

Under the management agreement with the Trust, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and Trustees in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey"), a pension consulting firm. The cost of such consultation services is borne by AFIMS. BARRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1000 investment advisers. BARRA RogersCasey is wholly-controlled by BARRA, Inc. As a consultant, BARRA RogersCasey has no decision-making authority with respect to the Funds, and is not responsible for any advice provided by AFIMS or the Sub-Advisers.

Each independent Sub-Adviser is selected by using strict objective, quantitative, and qualitative criteria, with special emphasis on the Sub-Adviser's record in managing similar portfolios. In consultation with BARRA RogersCasey, a committee monitors and evaluates the ongoing performance of all of the Funds. The committee may recommend the replacement of a Sub-Adviser of one of the Funds of the Trust, or the addition or deletion of any of the other Funds. The committee includes members who may be affiliated or unaffiliated with the Company and the Trust. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust. Under each Sub-Adviser agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustees' instructions. The terms of a Sub-Adviser agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the Fund.

INVESTMENT ADVISORY SERVICES TO FIDELITY VIP. For managing investments and business affairs, each Portfolio pays a monthly fee to Fidelity Management & Research Company ("FMR"). The fee for each fund is calculated by adding a group fee rate to an individual fund fee rate, multiplying the result by the fund's monthly average net assets, and dividing by twelve.

The Fidelity VIP High Income Portfolio's annual fee rate is made up of the sum of two components:

    1. A group fee rate based on the average net assets of all the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.37%, and will drop as the total assets under management increase.

    2. An individual fund fee rate of 0.45% for the Fidelity VIP High Income Portfolio.

Both Fidelity VIP Growth and Fidelity VIP Equity-Income Portfolios' annual fee rates are made up of two components:

    1. A group fee rate based on the average net assets of all the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.52%, and will drop as the total assets under management increase.

    2. An individual fund fee rate of 0.30% for the Fidelity VIP Growth Portfolio and 0.20% for the Fidelity VIP Equity-Income Portfolio.

Thus, the Fidelity VIP High Income Portfolio may have a fee as high as 0.82% of its average net assets. The Fidelity VIP Growth Portfolio may have a fee as high as 0.82% of its average net assets. The Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets.

INVESTMENT ADVISORY SERVICES TO T. ROWE PRICE. To cover investment management and operating expenses, the T. Rowe Price International Stock Portfolio pays Rowe Price-Fleming International, Inc. a single, all-inclusive fee of 1.05% of its average daily net assets.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 85 of the oldest Owner, or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently, the initial payment must be at least $1,000.

    - Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $50.

    - Each subsequent payment must be at least $50.

    - Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a Contract on the employee if the plan's average annual contribution per eligible plan participant is at least $600.

    - The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Fund of the Trust.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested accounts as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

(1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

(2) adding together the values of each Sub-Account, and

(3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses, and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

(1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

(2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

(3) is a charge for mortality and expense risks equal to 1.20% on an annual basis of the daily value of the Sub-Account's assets; and

(4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value, adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of
(a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

D.  TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among accounts at any time upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Money Market Fund. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

    - the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

    - the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

ASSET ALLOCATION MODEL REALLOCATIONS. If an Owner elects to follow an asset allocation strategy, the Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties that provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocation recommendations made by such third parties and is not responsible for the investment allocations and transfers transacted on the Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the Money Market Fund and the Select Income Fund ("source accounts"). You may elect automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically instruct the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

E.  SURRENDERS AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the accounts from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. The amount withdrawn will equal the amount requested by the Owner plus any applicable surrender charge. Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000.

A surrender charge and a Contract fee may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. However, each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Accumulated Value without any applicable surrender charge; see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The surrender and withdrawal rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "Tax-Sheltered Annuities" and "Texas Optional Retirement Program."

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE.

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

Systematic withdrawals will first be taken from amounts available as a "Withdrawal Without Surrender Charge" (see "E. Surrender Charge, Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS); then from any applicable payments not subject to a surrender charge, if any; then from payments subject to a surrender charge. Any applicable surrender charge will be deducted from the Contract's remaining Accumulated Value.

The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS (for Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only). Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn without a surrender charge, based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue

Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General." IN ADDITION, IF THE AMOUNT NECESSARY TO MEET THE "SUBSTANTIALLY EQUAL PERIODIC PAYMENT" DEFINITION IS GREATER THAN THE COMPANY'S LED AMOUNT, A SURRENDER CHARGE MAY APPLY TO THE AMOUNT IN EXCESS OF THE LED AMOUNT.

SYSTEMATIC LEVEL FREE OF SURRENDER CHARGE WITHDRAWAL PROGRAM. In order to ensure that no surrender charge will ever apply to withdrawals, the Owner may preauthorize level periodic withdrawals under the Systematic Level Free of Surrender Charge Withdrawal Program. Withdrawals under the Program may be made on a monthly, bi-monthly, quarterly, semi-annual or annual basis. In order to ensure that no surrender charge will ever apply, the periodic withdrawals in any calendar year are limited to 12% of the total of all payments invested in the Contract as reduced by certain prior withdrawal(s) of payments. For more information on how this amount is calculated, see "E. Surrender Charge," "Withdrawal Without Surrender Charge" under CHARGES AND DEDUCTIONS.

The program will automatically terminate if a withdrawal that is not part of the program is made. Otherwise, withdrawals will continue until all available Accumulated Value has been exhausted or until the Owner terminates the program by written request.

F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "G. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b), the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional 5% Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month and, if applicable, on the date the Rider is terminated. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For specific charges and more detail, see "C. Optional Rider Charge" under CHARGES AND DEDUCTIONS.

The 5% Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit depends upon whether death occurs before or on or after the 90th birthday:

I. DEATH BEFORE 90TH BIRTHDAY. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit is equal to the GREATEST of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment;

    (b) gross payments, accumulated daily at an effective annual yield of 5% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. DEATH ON OR AFTER 90TH BIRTHDAY. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

    (1) any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account; and

    (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Money Market Sub-Account.

The resulting value will never be subject to a surrender charge when withdrawn. The new Owner may also make additional payments, but a surrender charge will apply to these additional amounts if they are withdrawn before they have been invested in the Contract for at least nine years. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;

    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable payout annuity option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur;

    - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details);

    - to elect to have the Death Benefit applied under any annuity payout option not extending beyond the beneficiary's life expectancy. The beneficiary may not change such an election.

A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date may not be earlier than the second Contract Anniversary and must occur on the first day of any month before the Owner's 99th birthday. In some states, the Annuity Date may be earlier than Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) two years after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See also FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity option rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE -- Monthly payments during the Annuitant's life. Thereafter, any excess of the originally applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

(1) a discount factor equivalent to the AIR and

(2) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5%, or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR, and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying:

(1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

(2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. As of the date of this Prospectus, transfers may be made to all of the Sub-Accounts during the life of the Contract and prior to the Annuity Date. However, the Company reserves the right to limit the number of Sub-Accounts to which transfers may be made.

Automatic transfers (Dollar Cost Averaging) are available during the annuitization phase subject to the same rules described in "E. Transfer Privilege" except that the Fixed Account is not available as a source account.

F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE FEDERAL TAX CONSIDERATIONS, "B. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION."

After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).

-   WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS

    The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

- WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN OR LIFE WITH CASH BACK ANNUITY PAYOUT OPTIONS

    The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

    The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then current present value of the remaining guaranteed annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

    Under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

-   WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

    The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See "Calculation of Present Value," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future guaranteed variable annuity benefit payment or the dollar amount applied to each future guaranteed fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life, Life with Period Certain, or Life with Cash Back annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                -------------------------------------------------
             Present value of all remaining variable annuity benefit
                   payments immediately prior to the withdrawal

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain or Life with Cash Back annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                -------------------------------------------------
              Present value of remaining guaranteed variable annuity
               benefit payments immediately prior to the withdrawal

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

  If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments. If a withdrawal is made within 5 years of the Issue Date, the discount rate is increased by one of the following charges ("Withdrawal Adjustment Charge"):

    - 15 or more years of annuity benefit payments being valued --         1.00%

    - 10-14 years of annuity benefit payments being valued --              1.50%

    - Less than 10 years of annuity benefit payments being valued --       2.00%

The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Because the impact of the Withdrawal Adjustment Charge will depend on the type of withdrawal taken, you should carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain or Life with Cash Back annuity payout option):

    - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. If a Withdrawal Adjustment Charge applies, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. If a Withdrawal Adjustment Charge applies, the discount factor will be higher, and the maximum amount that can be withdrawn will be lower. In addition, there will be a larger proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX E -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

(1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

(2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

(3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. Surrender charges may apply to these withdrawals, and there may be adverse tax consequences. See FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General."

If the Company learns of the Owner's decision to reverse annuitization after the maximum Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the Norris decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Trust, Fidelity VIP, and T. Rowe Price.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 1.20% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectuses and SAIs of the Trust, Fidelity VIP, T. Rowe Price and Alliance contain additional information concerning expenses of the Underlying Funds.

B.  CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000. The Contract fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan.

Where Accumulated Value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage which the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Funds; investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGES

Subject to state availability, the Company offers a Rider that is only available if elected by the Owner at issue. A separate monthly charge is made for this Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.

The applicable charge for this Rider is assessed on the Accumulated Value on the last day of each Contract month and, if applicable, on the date the Rider is terminated, multiplied by 1/12th of the following annual percentage rate:

5% Enhanced Death Benefit With Annual Step-Up...............  0.25%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  SURRENDER CHARGE

No charge for sales expense is deducted from payments at the time the payments are made. A surrender charge, however, may be deducted from the Accumulated Value in the case of surrender or withdrawal within certain time limits described below.

CALCULATION OF SURRENDER CHARGE. For purposes of determining the surrender charge, the Accumulated Value is divided into four categories:

    - The amount available under the Withdrawal Without Surrender Charge provision, described below;

    - Old Payments -- total payments invested in the Contract for more than eight years;

    - New Payments -- payments received by the Company during the eight years preceding the date of the surrender or withdrawal; and

    - Earnings.

Amounts available as a Withdrawal Without Surrender Charge, followed by Old Payments, may be withdrawn from the Contract at any time without the imposition of a surrender charge. However, if a withdrawal or surrender is attributable all or in part to New Payments, a surrender charge may be imposed.

The amount of the charge will depend upon the number of years that any New Payments to which the withdrawal is attributed have remained credited under the Contract. For the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the oldest New Payment and then from the next oldest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See "FEDERAL TAX CONSIDERATIONS" for a discussion of how withdrawals are treated for income tax purposes.)

The following surrender charge table outlines these charges:

 COMPLETE YEARS FROM
   DATE OF PAYMENT          CHARGE
   ---------------          ------
         0-2                 8.0%
     more than 2             7.0%
     more than 3             6.0%
     more than 4             5.0%
     more than 5             4.0%
     more than 6             3.0%
     more than 7             2.0%
     more than 8                0

The amount withdrawn equals the amount requested by the Owner plus the surrender charge, if any. The charge is applied as a percentage of the New Payments withdrawn.

The total charge equals the aggregate of all applicable surrender charges for a surrender and withdrawals, including the Withdrawal Adjustment Charge that may apply if a withdrawal is taken during the Annuity Payout phase (see ANNUITIZATION -- THE PAYOUT PHASE, "F. Withdrawals after the Annuity Date").

In no event will the total surrender and withdrawal charges exceed a maximum limit of 8.5% of total gross New Payments.

WITHDRAWAL WITHOUT SURRENDER CHARGE. Each calendar year prior to the Annuity Date, an Owner may withdraw a portion of the Contract's Surrender Value without any applicable surrender charge ("Withdrawal Without Surrender Charge Amount"). The above surrender charge table is not applicable to these withdrawals. The first time an Owner makes a withdrawal from the Contract, the Withdrawal Without Surrender Charge Amount is 12% of the total of all payments invested in the Contract as of the Valuation Date for the withdrawal.

After that first withdrawal from the Contract, the maximum annual Withdrawal Without Surrender Charge Amount is 12% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal (the Gross Payment Base), less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable.

EFFECT OF WITHDRAWAL WITHOUT SURRENDER CHARGE AMOUNT. When a withdrawal is taken, the Company initially determines the Withdrawal Without Surrender Charge Amount in the following order:

- The Company first deducts the Withdrawal Without Surrender Charge Amount from cumulative earnings.

- If the Withdrawal Without Surrender Charge Amount exceeds cumulative earnings, the Company will deem the excess to be withdrawn from New Payments on a last-in-first-out (LIFO) basis, so that the newest New Payments are withdrawn first. This results in those New Payments, which are otherwise subject to the highest surrender charge at that point in time, being withdrawn first without a surrender charge.

- If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the surrender charge, if any, until the entire Withdrawal Without Surrender Charge Amount has been withdrawn.

After the entire Withdrawal Without Surrender Charge Amount available in a calendar year has been withdrawn, for the purposes of determining the amount of the surrender charge, if any, withdrawals will be deemed to be taken in the following order:

- First from Old Payments.

    - The surrender charge table is applicable, but because Old Payments have been invested in the Contract for more than 8 years, the surrender charge is 0%.

- Second from New Payments.

    - The surrender charge table is applicable.

    - Payments are now withdrawn from this category on a first-in-first-out
      (FIFO) basis, so that the oldest New Payments are now withdrawn first. This results in the withdrawal of New Payments with the lowest surrender charge first.

- Third from Earnings.

    - The surrender charge table is not applicable to the withdrawal of Earnings.

For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only, the maximum amount available without a surrender charge during any calendar year will be the greatest of (a),

(b) and (c) where (a) and (b) are the same as above and (c) is the amount available as a Life Expectancy Distribution less any Withdrawal Without Surrender Charge taken during the same calendar year. (see "Life Expectancy Distributions" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

For further information on surrender and withdrawals, including minimum limits on amount withdrawn and amount remaining under the Contract in the case of withdrawals, and important tax considerations, see "F. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and see FEDERAL TAX CONSIDERATIONS.

REDUCTION OR ELIMINATION OF SURRENDER CHARGE AND ADDITIONAL AMOUNTS
CREDITED. Where permitted by law, the Company will waive the surrender charge in the event that the Owner (or the Annuitant, if the Owner is not an individual) becomes physically disabled after the Issue Date of the Contract (or in the event that the original Owner or Annuitant has changed since issue, after being named Owner or Annuitant) and before attaining age 65. The Company may require proof of such disability and continuing disability and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

In addition, the Company will waive the surrender charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is:

    (1) admitted to a medical care facility after becoming the Owner or Annuitant under the Contract and remains confined there until the later of one year after the Issue Date or 90 consecutive days; or

    (2) first diagnosed by a licensed physician as having a fatal illness after the Issue Date of the Contract and after being named Owner or Annuitant.

For purposes of the above provision, "medical care facility" means any state-licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed by a licensed "physician" in writing and based on physical limitations which prohibit daily living in a non-institutional setting. "Fatal illness" means a condition diagnosed by a licensed "physician" which is expected to result in death within two years of the diagnosis. "Physician" means a person (other than the Owner, Annuitant or a member of one of their families) who is state licensed to give medical care or treatment and is acting within the scope of that license. "Physically disabled" means that the Owner or Annuitant, as applicable, has been unable to engage in an occupation or to conduct daily activities for a period of at least 12 consecutive months as a result of disease or bodily injury.

Where surrender charges have been waived under any of the situations discussed above, no additional payments under this Contract will be accepted unless required by state law.

In addition, from time to time the Company may allow a reduction in or elimination of the surrender charges, the period during which the charges apply, or both, and/or credit additional amounts on Contracts, when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following:

    - the size and type of group or class, and the persistency expected from that group or class;

    - the total amount of payments to be received, and the manner in which payments are remitted;

    - the purpose for which the Contracts are being purchased, and whether that purpose makes it likely that costs and expenses will be reduced;

    - other transactions where sales expenses are likely to be reduced; or

    - the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee-for-service basis).

The Company also may reduce or waive the surrender charge, and/or credit additional amounts on Contracts, where either the Owner or the Annuitant on the Issue Date is within the following class of individuals ("eligible persons"):

    - employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract;

    - employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Underlying Funds;

    - investment managers or sub-advisers of the Underlying Funds; and

    - the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents, and grandparents.

In addition, if permitted under state law, surrender charge will be waived under 403(b) Contracts where the amount withdrawn is being contributed to a life policy issued by the Company as part of the individual's 403(b) plan.

Where an Owner who is trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the Accumulated Value under the Contract to other Contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable surrender charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

Any reduction or elimination in the amount or duration of the surrender charge will not discriminate unfairly among purchasers of this Contract. The Company will not make any changes to this charge where prohibited by law.

F.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "E. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

G.  WITHDRAWAL ADJUSTMENT CHARGE

After the Annuity Date, a withdrawal will result in a calculation by the Company of the present value of either all future annuity benefit payments or future guaranteed annuity benefit payments. The present value is calculated based on the Annuity 2000 Mortality Table (male, female or unisex rates as appropriate). If a withdrawal is made within 5 years of the Issue Date, the AIR or interest rate used to determine the annuity benefit payments is increased by one of the following adjustments:

15 or more years of annuity benefit payments being
  valued --                                                   1.00%
10-14 years of annuity benefit payments being valued --       1.50%
Less than 10 years of annuity benefit payments being
  valued --                                                   2.00%

The adjustment to the AIR or interest rate used to determine the present value results in lower future annuity payments, and may be viewed as a charge under the Contract. The Withdrawal Adjustment Charge does not apply if a withdrawal is made in connection with the death of an Annuitant or if a withdrawal is made 5 or more years after the Issue Date.

For more information see "F. Withdrawals After the Annuity Date," under ANNUITIZATION -- THE PAYOUT PHASE.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland, and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "G. Death Benefit." All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                            [(1+i)/(1+j)](n/365) - 1

        where:  i  is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited; however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX C -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "F. Surrender and Withdrawals." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, including Withdrawals Without Surrender Charge, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn. If a surrender charge applies to the withdrawal, it will be calculated as set forth under "E. Surrender Charge" after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Provisions Applicable to Qualified Employer Plans" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION.   A 10% penalty tax may be imposed on the withdrawal of
investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals: taken on or after age 59 1/2; or if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or in the case of the Owner's "total disability" (as defined in the Code); or if withdrawals from a qualified Contract are made to an employee who has terminated employment after reaching age 55; or irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after

February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

Federal income taxation of assets held inside a qualified retirement plan and of earnings on those assets is deferred until distribution of plan benefits begins. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your qualified retirement plan.

The tax rules applicable to qualified retirement plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

Qualified Contracts may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to owners of non-qualified Contracts. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions, and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "D. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity Contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Accumulated Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company, the Trust, Fidelity VIP and T. Rowe Price do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements, to:

(1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

(2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

(3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

(4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

(5) to change the methodology for determining the net investment factor, and

(6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company.

Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's Variable Annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the Variable Annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 9.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of Contract value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated surrender charges and profits from the Company's General Account, which may include amounts derived from mortality and risk charges. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Owners or to the Variable Account. The Company will retain any surrender charges assessed on a Contract.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-366-1492.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company has completed the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

The Company is engaged in formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 program, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately $59 million related to the assessment, plan development and substantial completion of the Year 2000 project through June 30, 1999. The total remaining cost of the project is estimated between $10-$20 million.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

STATE RESTRICTIONS. In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:

       If a Contract is issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If a Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

In Oregon, no payments to the Fixed Account will be permitted if a Contract is issued after the Annuitant's 81st birthday. If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Money Market Sub-Account.

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

    - must be new payments to the Contract, including the initial payment,

    - must be allocated to the Fixed Account, which will be the source account,

    - must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

    - will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                                   APPENDIX B
                            PERFORMANCE INFORMATION

This Contract was first offered to the public in   . However, in order to help
people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in Table 1 reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Table 2 do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither sets of tables include optional Rider charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total" return represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Quotations of average annual total return as shown in Table 1 are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.35%, the effect of the annual Contract fee, the Underlying Fund charges and the surrender charge which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 2, are calculated in exactly the same manner and for the same periods of time except that it does not reflect the Contract fee and assumes that the Contract is not surrendered at the end of the periods shown.

For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

(1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

(2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

(3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                    TABLE 1
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                       SINCE INCEPTION OF UNDERLYING FUND
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                          UNDERLYING
                                             FUND         FOR YEAR                           10 YEARS OR
                                          INCEPTION         ENDED                          SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND     DATE         12/31/98           5 YEARS           IF LESS
----------------------------------------  ----------   ---------------   ---------------   ---------------
Select Emerging Markets Fund.........       2/20/98               N/A               N/A            -27.87%
Select International Equity Fund.....        5/2/94              6.43%              N/A              9.38%
T. Rowe Price International Stock
 Portfolio...........................       3/31/94              5.86%              N/A              6.87%
Select Aggressive Growth Fund........       8/21/92              1.05%            12.11%            15.74%
Select Capital Appreciation Fund.....       4/28/95              4.07%              N/A             16.64%
Select Value Opportunity Fund........       4/30/93             -4.11%            10.26%            12.15%
Select Growth Fund...................       8/21/92             23.63%            19.08%            16.78%
Select Strategic Growth Fund.........       2/20/98               N/A               N/A            -10.61%
Fidelity VIP Growth Portfolio........       10/9/86             27.31%            18.68%            17.55%
Select Growth and Income Fund........       8/21/92              6.38%            14.86%            13.21%
Fidelity VIP Equity-Income Portfolio...     10/9/86              2.02%            15.79%            13.81%
Fidelity VIP High Income Portfolio...       9/19/85            -12.46%             6.08%             9.33%
Select Income Fund...................       8/21/92             -2.33%             3.40%             4.41%
Money Market Fund....................       4/29/85             -3.53%             2.60%             3.94%

                                    TABLE 2
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                       SINCE INCEPTION OF UNDERLYING FUND
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                          UNDERLYING
                                             FUND         FOR YEAR                           10 YEARS OR
                                          INCEPTION         ENDED                          SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND     DATE         12/31/98           5 YEARS           IF LESS
----------------------------------------  ----------   ---------------   ---------------   ---------------
Select Emerging Markets Fund.........       2/20/98               N/A               N/A            -22.37%
Select International Equity Fund.....        5/2/94             14.91%              N/A             10.74%
T. Rowe Price International Stock
 Portfolio...........................       3/31/94             14.30%              N/A              8.18%
Select Aggressive Growth Fund........       8/21/92              9.07%            13.44%            16.52%
Select Capital Appreciation Fund.....       4/28/95             12.34%              N/A             18.75%
Select Value Opportunity Fund........       4/30/93              3.45%            11.56%            13.16%
Select Growth Fund...................       8/21/92             33.61%            20.50%            17.57%
Select Strategic Growth Fund.........       2/20/98               N/A               N/A             -3.60%
Fidelity VIP Growth Portfolio........       10/9/86             37.61%            20.10%            17.80%
Select Growth and Income Fund........       8/21/92             14.86%            16.23%            13.97%
Fidelity VIP Equity-Income Portfolio...     10/9/86             10.12%            17.17%            14.06%
Fidelity VIP High Income Portfolio...       9/19/85             -5.62%             7.33%             9.58%
Select Income Fund...................       8/21/92              5.39%             4.62%             5.12%
Money Market Fund....................       4/29/85              4.09%             3.80%             4.19%

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                    TABLE 1
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                       SINCE INCEPTION OF UNDERLYING FUND
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)

                                          UNDERLYING
                                             FUND         FOR YEAR                           10 YEARS OR
                                          INCEPTION         ENDED                          SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND     DATE         12/31/98           5 YEARS           IF LESS
----------------------------------------  ----------   ---------------   ---------------   ---------------
Select Emerging Markets Fund.........       2/20/98               N/A               N/A            -27.84%
Select International Equity Fund.....        5/2/94              6.46%              N/A              9.41%
T. Rowe Price International Stock
 Portfolio...........................       3/31/94              5.90%              N/A              6.90%
Select Aggressive Growth Fund........       8/21/92              1.09%            12.14%            15.77%
Select Capital Appreciation Fund.....       4/28/95              4.10%              N/A             16.68%
Select Value Opportunity Fund........       4/30/93             -4.08%            10.29%            12.19%
Select Growth Fund...................       8/21/92             23.67%            19.12%            16.82%
Select Strategic Growth Fund.........       2/20/98               N/A               N/A            -10.57%
Fidelity VIP Growth Portfolio........       10/9/86             27.35%            18.72%            17.58%
Select Growth and Income Fund........       8/21/92              6.42%            14.90%            13.24%
Fidelity VIP Equity-Income Portfolio...     10/9/86              2.06%            15.82%            13.85%
Fidelity VIP High Income Portfolio...       9/19/85            -12.43%             6.12%             9.37%
Select Income Fund...................       8/21/92             -2.30%             3.44%             4.45%
Money Market Fund....................       4/29/85             -3.50%             2.63%             3.98%

                                    TABLE 2
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1998
                       SINCE INCEPTION OF UNDERLYING FUND
        (ASSUMING NO WITHDRAWAL OF THE INVESTMENT AND NO CONTRACT FEES)

                                          UNDERLYING
                                             FUND         FOR YEAR                           10 YEARS OR
                                          INCEPTION         ENDED                          SINCE INCEPTION
SUB-ACCOUNT INVESTING IN UNDERLYING FUND     DATE         12/31/98           5 YEARS           IF LESS
----------------------------------------  ----------   ---------------   ---------------   ---------------
Select Emerging Markets Fund.........       2/20/98               N/A               N/A            -22.37%
Select International Equity Fund.....        5/2/94             14.91%              N/A             10.74%
T. Rowe Price International Stock
 Portfolio...........................       3/31/94             14.30%              N/A              8.18%
Select Aggressive Growth Fund........       8/21/92              9.07%            13.44%            16.52%
Select Capital Appreciation Fund.....       4/28/95             12.34%              N/A             18.75%
Select Value Opportunity Fund........       4/30/93              3.45%            11.56%            13.16%
Select Growth Fund...................       8/21/92             33.61%            20.50%            17.57%
Select Strategic Growth Fund.........       2/20/98               N/A               N/A             -3.60%
Fidelity VIP Growth Portfolio........       10/9/86             37.61%            20.10%            17.80%
Select Growth and Income Fund........       8/21/92             14.86%            16.23%            13.97%
Fidelity VIP Equity-Income Portfolio...     10/9/86             10.12%            17.17%            14.06%
Fidelity VIP High Income Portfolio...       9/19/85             -5.62%             7.33%             9.58%
Select Income Fund...................       8/21/92              5.39%             4.62%             5.12%
Money Market Fund....................       4/29/85              4.09%             3.80%             4.19%

                                   APPENDIX C
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES

FULL SURRENDER -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume there are no partial withdrawals and that the Withdrawal Without Surrender Charge Amount is equal to 12% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable. The table below presents examples of the surrender charge resulting from a full surrender, based on Hypothetical Accumulated Values.

           HYPOTHETICAL      WITHDRAWAL       SURRENDER
CONTRACT   ACCUMULATED    WITHOUT SURRENDER     CHARGE     SURRENDER
  YEAR        VALUE         CHARGE AMOUNT     PERCENTAGE    CHARGE
  ----        -----         -------------     ----------    ------
   1         $ 54,000          $6,000            8.0%       $3,840
   2           58,320           6,000            8.0%        4,000
   3           62,986           6,000            7.0%        3,500
   4           68,024           6,000            6.0%        3,000
   5           73,466           6,000            5.0%        2,500
   6           79,344           6,000            4.0%        2,000
   7           85,691           6,000            3.0%        1,500
   8           92,547           6,000            2.0%        1,000
   9           99,950           6,000            0.0%            0
   10         107,946           6,000            0.0%            0

WITHDRAWALS -- Assume a payment of $50,000 is made on the Issue Date and no additional payments are made. Assume that the Withdrawal Without Surrender Charge Amount is equal to 12% of the total of all payments invested in the Contract less that portion of any prior withdrawal(s) of payments that are subject to the surrender charge table (even if the applicable surrender charge is 0%) as of the Valuation Date for the withdrawal less any prior withdrawal(s) during the same calendar year to which the surrender charge table was not applicable. There are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from withdrawals, based on Hypothetical Accumulated Values:

                                              WITHDRAWAL
                                               WITHOUT
           HYPOTHETICAL                       SURRENDER    SURRENDER
CONTRACT   ACCUMULATED                          CHARGE       CHARGE     SURRENDER
  YEAR        VALUE          WITHDRAWALS        AMOUNT     PERCENTAGE    CHARGE
  ----        -----          -----------        ------     ----------    ------
   1         $54,000           $     0          $6,000        8.0%       $    0
   2          58,320                 0           6,000        8.0%            0
   3          62,986                 0           6,000        7.0%            0
   4          68,024            30,000           6,000        6.0%        1,440
   5          41,066            10,000           3,120        5.0%          344
   6          33,552             5,000           2,294        4.0%          108
   7          30,836            10,000           1,970        3.0%          241
   8          22,503            15,000           1,006        2.0%          280
   9           8,103             5,000               0        0.0%            0
   10          3,351             3,000               0        0.0%            0

PART 2: MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)] to the power of n/365 - 1

The following examples assume:

    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

    2. The date of surrender is seven years (2,555 days) from the expiration date.

    3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.10)] to the power of 2555/365 - 1

                               =  (.98182) to the power of 7 - 1

                               =  -.12054

The market value adjustment    =  the market value factor multiplied by the withdrawal

                               =  -.12054 X $62,985.60

                               =  -$7,592.11

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.07)] to the power of 2555/365 - 1

                               =  (1.00935) to the power of 7 - 1

                               =  .06728

The market value adjustment    =  the market value factor multiplied by the withdrawal

                               =  .06728 X $62,985.60

                               =  $4,237.90

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.11)] to the power of 2555/365 - 1

                               =  (.97297) to the power of 7 - 1

                               =  -.17454

The market value adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the negative of the excess interest earned
                                  over 3%

                               =  Minimum (-.17454 X $62,985.60 or -$8,349.25)

                               =  Minimum (-$10,992.38 or -$8,349.25)

                               =  -$8,349.25

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.05)] to the power of 2555/365 - 1

                               =  (1.02857) to the power of 7 - 1

                               =  .21798

The market value adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the excess interest earned over 3%

                               =  Minimum of (.21798 X $62,985.60 or $8,349.25)

                               =  Minimum of ($13,729.78 or $8,349.25)

                               =  $8,349.25

                                   APPENDIX D
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 9.35%).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the fifth contract year (the third year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of Future Guaranteed Annuity Benefit Payments = $119,961.92

       Maximum Present Value Withdrawal Amount = $89,971.44 ($119,961.92 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (89,971.44/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $376.56

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08

       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 X 75%)

       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (49,386.81/65,849.08)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $477.27

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS

EXAMPLE 3. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years.

       Last Monthly Annuity Benefit Payment = 1,436.50
       Withdrawal Amount = $14,365.00 (10 X 1,436.50)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of Future Annuity Benefit Payments = $234,482.77

       Annuity Units after withdrawal = 1,286.07 (1,370 X (1
       -(14,365.00/234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,413.96

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

EXAMPLE 4. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Last Monthly Annuity Benefit Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 X 1,820.71)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Annuity Benefit Payments = $268,826.18

       Annuity Units after withdrawal = 1,272.71 (1,370 X (1
       -(18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,779.80

Because the withdrawal is being made more than 5 years after the Issue Date, the rate used in the Present Value Determination is not increased by a Withdrawal Adjustment Charge. Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

PRESENT VALUE WITHDRAWAL VERSUS PAYMENT WITHDRAWAL

EXAMPLE 5. Assume that the Owner has taken no previous withdrawals and would like to take a $10,000 withdrawal at the beginning of the fifth contract year (the third year of the Annuity Payout phase). At that time, the Annuitant's life expectancy is greater than 15 years. The following examples show the impact of taking the withdrawal under the Present Value Withdrawal Option and the Payment Withdrawal Option.

PRESENT VALUE WITHDRAWAL

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 5% (3% AIR plus 2% Withdrawal Adjustment Charge)
       Present Value of future Guaranteed Annuity Benefit Payments = $119,961.92

       Withdrawal = $10,000

       Annuity Units after withdrawal = 1,255.80 (1,370 X (1 -
       (10,000/119,961.92)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,380.67

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since less than 10 years of guaranteed annuity payments are being valued, the Withdrawal Adjustment Charge is 2%. Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 at the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWAL

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment prior to withdrawal = $1,506.24

       Rate used in Present Value Determination = 4% (3% AIR plus 1% Withdrawal Adjustment Charge)
       Present Value of future Annuity Benefit Payments = $234,482.77

       Withdrawal = $10,000

       Annuity Units after withdrawal = 1,311.57 (1,370 X (1 -
       (10,000/$234,482.77)))
       Annuity Unit Value on the date of withdrawal = 1.09944
       Monthly Annuity Benefit Payment after withdrawal = $1,442.00

Because the withdrawal is being made within 5 years of the Issue Date, the rate used in the Present Value Determination is increased by a Withdrawal Adjustment Charge. Since there are more than 15 years of annuity payments being valued (the Annuitant's life expectancy is more than 15 years), the Withdrawal Adjustment Charge is 1%. Because this is a Payment Withdrawal, the number of Annuity Units will not increase at the end of the 10-year period during which the Company guaranteed to make payments.

            ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION

                                       OF

 FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                       ALLMERICA SELECT SEPARATE ACCOUNT








THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS OF ALLMERICA SELECT SEPARATE ACCOUNT DATED ____________ ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-366-1492.

                               DATED _______________

                              TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY...............................................2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT
   AND THE COMPANY............................................................3

SERVICES......................................................................3

UNDERWRITERS..................................................................3

ANNUITY BENEFIT PAYMENTS......................................................4

PERFORMANCE INFORMATION.......................................................6

FINANCIAL STATEMENTS........................................................F-1


                       GENERAL INFORMATION AND HISTORY

Allmerica Select Separate Account (the "Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") authorized by vote of its Board of Directors on March 5, 1992. The Company is a life insurance company organized under the laws of Delaware in July 1974. Its principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone
(508) 855-1000. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1998, the Company had over $14 billion in assets and over $26 billion of life insurance in force.

Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is an indirectly wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company, and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company and adopted its present name on October 16, 1995. First Allmerica is among the five oldest life insurance companies in America. As of December 31, 1998, First Allmerica and its subsidiaries (including the Company) had over $27 billion in combined assets and over $48 billion in life insurance in force.

Currently, 14 Sub-Accounts of the Variable Account are available under the Allmerica Select Reward contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust ("Trust"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), or T. Rowe Price International Series, Inc. ("T. Rowe Price"). The Trust is managed by Allmerica Financial Investment Management Services, Inc. Fidelity VIP is managed by Fidelity Management & Research Company ("FMR). The T. Rowe Price International Stock Portfolio of T. Rowe Price is managed by Rowe Price-Fleming International, Inc.

The Trust, Fidelity VIP, Alliance and T. Rowe Price are open-end, diversified management investment companies. Ten different funds of the Trust are available under the Contract: the Select Emerging Markets Fund, Select International Equity Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Growth Fund, Select Strategic Growth Fund, Select Growth and Income Fund, Select Income Fund and Money Market Fund. Three portfolios of Fidelity VIP are available under the Contract: the Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, and Fidelity VIP Growth Portfolio. The T. Rowe Price International Stock Portfolio of T. Rowe Price is available under the Contract. Each Fund and Portfolio available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                      TAXATION OF THE CONTRACT, THE VARIABLE
                              ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                   SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of the Allmerica Select Separate Account of the Company as of December 31, 1998 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 9.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

The aggregate amounts of commissions retained by Allmerica Investments for sales of contracts A3020-92, A3025-96 and A3027-98 funded by Allmerica Select Separate Account for the years 1996, 1997 and 1998 were $316.41, $747.30 and $619.00, respectively.


No commissions were paid for Sales of Contract A3031-99 since it was not offered until _______.


                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period....................$ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period........................$5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses...........$    1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2)....................................................................0.000335

(5)  Annual Charge (one-day equivalent of 1.35% per annum).....................0.000039

(6)  Net Investment Rate (4) - (5).............................................0.000296

(7)  Net Investment Factor 1.000000 + (6)......................................1.000296

(8)  Accumulation Unit Value -- Current Period (1) x (7).....................$ 1.135336

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains of $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134576.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44,800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818.
The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or
267.5818 times $1.105121, which produces a current monthly payment of $295.71.

                           PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge and any applicable surrender charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified period that would equate the initial amount invested to the ending redeemable values, according to the following formula:

     P(1 + T)(n)   =   ERV

       Where:   P  =   a hypothetical initial payment to the Variable Account
                       of $1,000

                T  =   average annual total return

                n  =   number of years

              ERV  =   the ending redeemable value of the $1,000 payment at
                       the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 1.35% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period. The deduction of the surrender charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:

           COMPLETE YEARS FROM
             DATE OF PAYMENT                             CHARGE
             ---------------                             ------
                  0-2                                     8.0%
              More than 2                                 7.0%
              More than 3                                 6.0%
              More than 4                                 5.0%
              More than 5                                 4.0%
              More than 6                                 3.0%
              More than 7                                 2.0%
              More than 8                                 0.0%


No surrender charge is deducted upon expiration of the periods specified above. In each calendar year, a certain amount (withdrawal without surrender charge amount, as described in the Prospectus) is not subject to the surrender charge.

The calculations of Total Return include the deduction of the $35 annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return Information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. It is assumed, however, that the investment is NOT withdrawn at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

     P(1 + T)(n)   =   ERV

       Where:   P  =   a hypothetical initial payment to the Variable Account
                       of $1,000

                T  =   average annual total return

                n  =   number of years

               EV  =   the ending value of the $1,000 payment at the end of
                       the specified period.

The calculation of Supplemental Total Return reflects the 1.35% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT surrendered at the end of the specified period, and therefore there is no adjustment for the surrender charge that would be applicable if the Contract was surrendered at the end of the period. The calculation of Supplemental Total Return does not include the deduction of the $35 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1998:

                 Yield                     3.59%
                 Effective Yield           3.66%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                       (365/7)
            Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $35 annual Contract fee.

                             FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company and for its Allmerica Select Separate Account.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
REVENUES
    Premiums................................................   $  0.5     $ 22.8     $ 32.7
    Universal life and investment product policy fees.......    267.4      212.2      176.2
    Net investment income...................................    151.3      164.2      171.7
    Net realized investment gains (losses)..................     20.0        2.9       (3.6)
    Other income............................................      0.6        1.4        0.9
                                                               ------     ------     ------
        Total revenues......................................    439.8      403.5      377.9
                                                               ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..............................................    153.9      187.8      192.6
    Policy acquisition expenses.............................     64.6        2.8       49.9
    Sales practice litigation...............................     21.0      --         --
    Loss from cession of disability income business.........    --          53.9      --
    Other operating expenses................................    104.1      101.3       86.6
                                                               ------     ------     ------
        Total benefits, losses and expenses.................    343.6      345.8      329.1
                                                               ------     ------     ------
Income before federal income taxes..........................     96.2       57.7       48.8
                                                               ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.................................................     22.1       13.9       26.9
    Deferred................................................     11.8        7.1       (9.8)
                                                               ------     ------     ------
        Total federal income tax expense....................     33.9       21.0       17.1
                                                               ------     ------     ------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN MILLIONS)                                                   1998        1997
-------------                                                 ---------   ---------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,284.6 and $1,340.5)................................  $ 1,330.4   $ 1,402.5
    Equity securities at fair value (cost of $27.4 and
      $34.4)................................................       31.8        54.0
    Mortgage loans..........................................      230.0       228.2
    Real estate.............................................       14.5        12.0
    Policy loans............................................      151.5       140.1
    Other long-term investments.............................        9.1        20.3
                                                              ---------   ---------
        Total investments...................................    1,767.3     1,857.1
                                                              ---------   ---------
  Cash and cash equivalents.................................      217.9        31.1
  Accrued investment income.................................       33.5        34.2
  Deferred policy acquisition costs.........................      950.5       765.3
  Reinsurance receivables on paid and unpaid losses, future
    policy benefits and unearned premiums...................      308.0       251.1
  Other assets..............................................       46.9        10.7
  Separate account assets...................................   11,020.4     7,567.3
                                                              ---------   ---------
        Total assets........................................  $14,344.5   $10,516.8
                                                              =========   =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................  $ 2,284.8   $ 2,097.3
    Outstanding claims, losses and loss adjustment
      expenses..............................................       17.9        18.5
    Unearned premiums.......................................        2.7         1.8
    Contractholder deposit funds and other policy
      liabilities...........................................       38.1        32.5
                                                              ---------   ---------
        Total policy liabilities and accruals...............    2,343.5     2,150.1
                                                              ---------   ---------
  Expenses and taxes payable................................      146.2        77.6
  Reinsurance premiums payable..............................       45.7         4.9
  Deferred federal income taxes.............................       78.8        75.9
  Separate account liabilities..............................   11,020.4     7,567.3
                                                              ---------   ---------
        Total liabilities...................................   13,634.6     9,875.8
                                                              ---------   ---------
  Commitments and contingencies (Note 12)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,524 and 2,521 shares issued and outstanding...........        2.5         2.5
  Additional paid-in capital................................      407.9       386.9
  Accumulated other comprehensive income....................       24.1        38.5
  Retained earnings.........................................      275.4       213.1
                                                              ---------   ---------
        Total shareholder's equity..........................      709.9       641.0
                                                              ---------   ---------
        Total liabilities and shareholder's equity..........  $14,344.5   $10,516.8
                                                              =========   =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
COMMON STOCK................................................  $   2.5    $   2.5    $   2.5
                                                              -------    -------    -------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    386.9      346.3      324.3
    Issuance of common stock................................     21.0       40.6       22.0
                                                              -------    -------    -------
    Balance at end of period................................    407.9      386.9      346.3
                                                              -------    -------    -------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net unrealized appreciation on investments:
    Balance at beginning of period..........................     38.5       20.5       23.8
    Appreciation (depreciation) during the period:
        Net (depreciation) appreciation on
          available-for-sale securities.....................    (23.4)      27.0       (5.1)
        Benefit (provision) for deferred federal income
          taxes.............................................      9.0       (9.0)       1.8
                                                              -------    -------    -------
                                                                (14.4)      18.0       (3.3)
                                                              -------    -------    -------
    Balance at end of period................................     24.1       38.5       20.5
                                                              -------    -------    -------
RETAINED EARNINGS
    Balance at beginning of period..........................    213.1      176.4      144.7
    Net income..............................................     62.3       36.7       31.7
                                                              -------    -------    -------
    Balance at end of period................................    275.4      213.1      176.4
                                                              -------    -------    -------
        Total shareholder's equity..........................  $ 709.9    $ 641.0    $ 545.7
                                                              =======    =======    =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
Other comprehensive income:
    Net (depreciation) appreciation on available-for-sale
      securities............................................    (23.4)      27.0       (5.1)
    Benefit (provision) for deferred federal income taxes...      9.0       (9.0)       1.8
                                                               ------     ------     ------
        Other comprehensive income..........................    (14.4)      18.0       (3.3)
                                                               ------     ------     ------
    Comprehensive income....................................     47.9     $ 54.7     $ 28.4
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  62.3    $  36.7    $  31.7
    Adjustments to reconcile net income to net cash used in
      operating activities:
        Net realized gains..................................    (20.0)      (2.9)       3.6
        Net amortization and depreciation...................     (7.1)     --           3.5
        Sales practice litigation expense...................     21.0
        Loss from cession of disability income business.....    --          53.9      --
        Deferred federal income taxes.......................     11.8        7.1       (9.8)
        Payment related to cession of disability income
          business..........................................    --        (207.0)     --
        Change in deferred acquisition costs................   (177.8)    (181.3)     (66.8)
        Change in reinsurance premiums payable..............     40.8        3.9       (0.2)
        Change in accrued investment income.................      0.7        3.5        1.2
        Change in policy liabilities and accruals, net......    193.1      (72.4)     (39.9)
        Change in reinsurance receivable....................    (56.9)      22.1       (1.5)
        Change in expenses and taxes payable................     55.4        0.2       32.3
        Separate account activity, net......................     (0.5)       1.6        8.0
        Other, net..........................................    (28.0)      (8.7)       2.3
                                                              -------    -------    -------
            Net cash provided by (used in) operating
              activities....................................     94.8     (343.3)     (35.6)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    187.0      909.7      809.4
    Proceeds from disposals of equity securities............     53.3        2.4        1.5
    Proceeds from disposals of other investments............     22.7       23.7       17.4
    Proceeds from mortgages matured or collected............     60.1       62.9       34.0
    Purchase of available-for-sale fixed maturities.........   (136.0)    (579.7)    (795.8)
    Purchase of equity securities...........................    (30.6)      (3.2)     (13.2)
    Purchase of other investments...........................    (22.7)      (9.0)     (13.9)
    Purchase of mortgages...................................    (58.9)     (70.4)     (22.3)
    Other investing activities, net.........................     (3.9)     --          (2.0)
                                                              -------    -------    -------
        Net cash provided by investing activities...........     71.0      336.4       15.1
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....     21.0       19.2       22.0
                                                              -------    -------    -------
        Net cash provided by financing activities...........     21.0       19.2       22.0
                                                              -------    -------    -------
Net change in cash and cash equivalents.....................    186.8       12.3        1.5
Cash and cash equivalents, beginning of period..............     31.1       18.8       17.3
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $ 217.9    $  31.1    $  18.8
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid...........................................  $   0.6    $ --       $   3.4
    Income taxes paid.......................................  $  36.2    $   5.4    $  16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                                         1998
                                                    ----------------------------------------------
                                                                  GROSS        GROSS
DECEMBER 31,                                        AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                       COST (1)      GAINS        LOSSES      VALUE
-------------                                       ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and
 agency securities................................  $    5.8       $ 0.8        $--       $    6.6
States and political subdivisions.................       2.7         0.2        --             2.9
Foreign governments...............................      48.8         1.6          1.5         48.9
Corporate fixed maturities........................   1,096.0        58.0         17.7      1,136.3
Mortgage-backed securities........................     131.3         5.8          1.4        135.7
                                                    --------       -----        -----     --------
Total fixed maturities............................  $1,284.6       $66.4        $20.6     $1,330.4
                                                    ========       =====        =====     ========
Equity securities.................................  $   27.4       $ 8.9        $ 4.5     $   31.8
                                                    ========       =====        =====     ========

                                                                              1997
                                                         ----------------------------------------------
                                                                       GROSS        GROSS
DECEMBER 31,                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                            COST (1)      GAINS        LOSSES      VALUE
-------------                                            ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and agency
 securities.........................................     $    6.3       $ 0.5        $--       $    6.8
States and political subdivisions...................          2.8         0.2        --             3.0
Foreign governments.................................         50.1         2.0        --            52.1
Corporate fixed maturities..........................      1,147.5        58.7          3.3      1,202.9
Mortgage-backed securities..........................        133.8         5.2          1.3        137.7
                                                         --------       -----        -----     --------
Total fixed maturities..............................     $1,340.5       $66.6        $ 4.6     $1,402.5
                                                         ========       =====        =====     ========
Equity securities...................................     $   34.4       $19.9        $ 0.3     $   54.0
                                                         ========       =====        =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
-------------                                                 ---------   --------
Due in one year or less.....................................  $   97.7    $   98.9
Due after one year through five years.......................     269.1       278.3
Due after five years through ten years......................     638.2       658.5
Due after ten years.........................................     279.6       294.7
                                                              --------    --------
Total.......................................................  $1,284.6    $1,330.4
                                                              ========    ========

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM     GROSS      GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES    GAINS      LOSSES
-------------                                                 ---------------   --------   --------
1998
Fixed maturities............................................        $ 60.0       $ 2.0      $ 2.0
Equity securities...........................................        $ 52.6       $17.5      $ 0.9

1997
Fixed maturities............................................        $702.9       $11.4      $ 5.0
Equity securities...........................................        $  1.3       $ 0.5      $--

1996
Fixed maturities............................................        $496.6       $ 4.3      $ 8.3
Equity securities...........................................        $  1.5       $ 0.4      $ 0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                               FIXED       SECURITIES
(IN MILLIONS)                                                MATURITIES   AND OTHER (1)    TOTAL
-------------                                                ----------   -------------   --------
1998
Net appreciation, beginning of year........................    $ 22.1        $ 16.4        $ 38.5
                                                               ------        ------        ------
Net depreciation on available-for-sale securities..........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       7.1        --               7.1
Benefit from deferred federal income taxes.................       3.2           5.8           9.0
                                                               ------        ------        ------
                                                                 (5.9)         (8.5)        (14.4)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 16.2        $  7.9        $ 24.1
                                                               ======        ======        ======

1997
Net appreciation, beginning of year........................    $ 12.7        $  7.8        $ 20.5
                                                               ------        ------        ------
Net appreciation on available-for-sale securities..........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............      (9.8)       --              (9.8)
Provision for deferred federal income taxes................      (5.1)         (3.9)         (9.0)
                                                               ------        ------        ------
                                                                  9.4           8.6          18.0
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 22.1        $ 16.4        $ 38.5
                                                               ======        ======        ======

1996
Net appreciation, beginning of year........................    $ 20.4        $  3.4        $ 23.8
                                                               ------        ------        ------
Net (depreciation) appreciation on available-for-sale
 securities................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       9.0        --               9.0
Benefit (provision) for deferred federal income taxes......       4.1          (2.3)          1.8
                                                               ------        ------        ------
                                                                 (7.7)          4.4          (3.3)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 12.7        $  7.8        $ 20.5
                                                               ======        ======        ======

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Mortgage loans..............................................   $230.0     $228.2
Real estate held for sale...................................     14.5       12.0
                                                               ------     ------
Total mortgage loans and real estate........................   $244.5     $240.2
                                                               ======     ======

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Property type:
  Office building...........................................   $129.2     $101.7
  Residential...............................................     18.9       19.3
  Retail....................................................     37.4       42.2
  Industrial/warehouse......................................     59.2       61.9
  Other.....................................................      3.1       24.5
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Geographic region:
  South Atlantic............................................   $ 55.5     $ 68.7
  Pacific...................................................     80.0       56.6
  East North Central........................................     41.4       61.4
  Middle Atlantic...........................................     22.5       29.8
  West South Central........................................      6.7        6.9
  New England...............................................     26.9       12.4
  Other.....................................................     14.8       13.8
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

At December 31, 1998, scheduled mortgage loan maturities were as follows:
1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 --
$11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                   BALANCE AT                              BALANCE AT
(IN MILLIONS)                                      JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
-------------                                      ----------   ----------   ----------   ------------
1998
Mortgage loans...................................     $ 9.4        $(4.5)       $1.6          $ 3.3
                                                      =====        =====        ====          =====
1997
Mortgage loans...................................     $ 9.5        $ 1.1        $1.2          $ 9.4
Real estate......................................       1.7          3.7         5.4         --
                                                      -----        -----        ----          -----
    Total........................................     $11.2        $ 4.8        $6.6          $ 9.4
                                                      =====        =====        ====          =====
1996
Mortgage loans...................................     $12.5        $ 4.5        $7.5          $ 9.5
Real estate......................................       2.1        --            0.4            1.7
                                                      -----        -----        ----          -----
    Total........................................     $14.6        $ 4.5        $7.9          $11.2
                                                      =====        =====        ====          =====

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $107.7     $130.0     $137.2
Mortgage loans..............................................     25.5       20.4       22.0
Equity securities...........................................      0.3        1.3        0.7
Policy loans................................................     11.7       10.8       10.2
Real estate.................................................      3.3        3.9        6.2
Other long-term investments.................................      1.5        1.0        0.8
Short-term investments......................................      4.2        1.4        1.4
                                                               ------     ------     ------
Gross investment income.....................................    154.2      168.8      178.5
Less investment expenses....................................     (2.9)      (4.6)      (6.8)
                                                               ------     ------     ------
Net investment income.......................................   $151.3     $164.2     $171.7
                                                               ======     ======     ======

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $ (6.1)    $  3.0     $ (3.3)
Mortgage loans..............................................      8.0       (1.1)      (3.2)
Equity securities...........................................     15.7        0.5        0.3
Real estate.................................................      2.4       (1.5)       2.5
Other.......................................................    --           2.0        0.1
                                                               ------     ------     ------
Net realized investment gains (losses)......................   $ 20.0     $  2.9     $ (3.6)
                                                               ======     ======     ======

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................   $ (8.2)    $ 20.3     $(5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2        2.3      (2.0)
                                                               ------     ------     -----
Other comprehensive income..................................   $(14.4)    $ 18.0     $(3.3)
                                                               ======     ======     =====

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                           1998                  1997
                                                    -------------------   -------------------
DECEMBER 31,                                        CARRYING     FAIR     CARRYING     FAIR
(IN MILLIONS)                                        VALUE      VALUE      VALUE      VALUE
-------------                                       --------   --------   --------   --------
FINANCIAL ASSETS
  Cash and cash equivalents.......................  $  217.9   $  217.9   $   31.1   $   31.1
  Fixed maturities................................   1,330.4    1,330.4    1,402.5    1,402.5
  Equity securities...............................      31.8       31.8       54.0       54.0
  Mortgage loans..................................     230.0      241.9      228.2      239.8
  Policy loans....................................     151.5      151.5      140.1      140.1
                                                    --------   --------   --------   --------
                                                    $1,961.6   $1,973.5   $1,855.9   $1,867.5
                                                    ========   ========   ========   ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts..............  $1,069.4   $1,034.6   $  876.0   $  850.6
  Supplemental contracts without life
    Contingencies.................................      16.6       16.6       15.3       15.3
                                                    --------   --------   --------   --------
                                                    $1,086.0   $1,051.2   $  891.3   $  865.9
                                                    ========   ========   ========   ========

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Federal income tax expense (benefit)
  Current...................................................   $22.1      $13.9      $26.9
  Deferred..................................................    11.8        7.1       (9.8)
                                                               -----      -----      -----
Total.......................................................   $33.9      $21.0      $17.1
                                                               =====      =====      =====

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(205.1)   $(175.8)
  Deferred acquisition costs................................    278.8      226.4
  Investments, net..........................................     12.5       27.0
  Sales practice litigation.................................     (7.4)     --
  Bad debt reserve..........................................     (0.4)      (2.0)
  Other, net................................................      0.4        0.3
                                                              -------    -------
Deferred tax liability, net.................................  $  78.8    $  75.9
                                                              =======    =======

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance premiums:
  Direct....................................................   $ 45.5     $ 48.8     $ 53.3
  Assumed...................................................    --           2.6        3.1
  Ceded.....................................................    (45.0)     (28.6)     (23.7)
                                                               ------     ------     ------
Net premiums................................................   $  0.5     $ 22.8     $ 32.7
                                                               ======     ======     ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................   $204.0     $226.0     $206.4
  Assumed...................................................    --           4.2        4.5
  Ceded.....................................................    (50.1)     (42.4)     (18.3)
                                                               ------     ------     ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................   $153.9     $187.8     $192.6
                                                               ======     ======     ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Balance at beginning of year................................   $765.3     $632.7     $555.7
  Acquisition expenses deferred.............................    242.4      184.2      116.6
  Amortized to expense during the year......................    (64.6)     (53.1)     (49.9)
  Adjustment to equity during the year......................      7.4      (10.2)      10.3
  Adjustment for cession of disability income insurance.....    --         (38.6)     --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --          50.3      --
                                                               ------     ------     ------
Balance at end of year......................................   $950.5     $765.3     $632.7
                                                               ======     ======     ======

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Statutory net income........................................   $ (8.2)    $ 31.5     $  5.4
Statutory shareholder's surplus.............................   $309.7     $307.1     $234.0

14.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which was reported in SMAFCO's results of operations, to be transferred to AFLIAC from SMAFCO pursuant to the aforementioned change in corporate structure was $18.8 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $16.8 million and $9.2 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Contractowners of the Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 26, 1999

                       ALLMERICA SELECT SEPARATE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                                 SELECT
                                               AGGRESSIVE      SELECT     SELECT GROWTH      SELECT
                                                 GROWTH        GROWTH      AND INCOME        INCOME
                                              ------------  ------------  -------------   -------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $228,649,110  $336,704,259  $295,912,048     $140,061,555
Investments in shares of Fidelity Variable
 Insurance Products Fund (VIP)..............            --            --            --               --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --            --            --               --
Receivable from Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....            --            --        14,258               --
                                              ------------  ------------  -------------   -------------
  Total assets..............................   228,649,110   336,704,259   295,926,306      140,061,555

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....           773        51,859            --           27,082
                                              ------------  ------------  -------------   -------------
  Net assets................................  $228,648,337  $336,652,400  $295,926,306     $140,034,473
                                              ------------  ------------  -------------   -------------
                                              ------------  ------------  -------------   -------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 79,475,593  $104,744,491  $ 89,963,271     $ 47,733,147
  Non-qualified variable annuity
    contracts...............................   149,172,744   231,907,909   205,963,035       92,301,326
                                              ------------  ------------  -------------   -------------
                                              $228,648,337  $336,652,400  $295,926,306     $140,034,473
                                              ------------  ------------  -------------   -------------
                                              ------------  ------------  -------------   -------------
Qualified units outstanding, December 31,
 1998.......................................    30,135,760    37,503,752    39,252,772       34,826,842
Net asset value per qualified unit, December
 31, 1998...................................  $   2.637252  $   2.792907  $   2.291896     $   1.370585
Non-qualified units outstanding, December
 31, 1998...................................    56,563,704    83,034,597    89,865,786       67,344,474
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   2.637252  $   2.792907  $   2.291896     $   1.370585

                                                               SELECT          SELECT
                                                 MONEY      INTERNATIONAL     CAPITAL
                                                 MARKET        EQUITY       APPRECIATION
                                              ------------  -------------   ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $113,859,875  $165,703,596    $102,870,665
Investments in shares of Fidelity Variable
 Insurance Products Fund (VIP)..............            --            --             --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --            --             --
Receivable from Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....            --            --             --
                                              ------------  -------------   ------------
  Total assets..............................   113,859,875   165,703,596    102,870,665
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance and Annuity Company (Sponsor)....        44,786            --             --
                                              ------------  -------------   ------------
  Net assets................................  $113,815,089  $165,703,596    $102,870,665
                                              ------------  -------------   ------------
                                              ------------  -------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 33,102,121  $ 55,886,977    $34,926,665
  Non-qualified variable annuity
    contracts...............................    80,712,968   109,816,619     67,944,000
                                              ------------  -------------   ------------
                                              $113,815,089  $165,703,596    $102,870,665
                                              ------------  -------------   ------------
                                              ------------  -------------   ------------
Qualified units outstanding, December 31,
 1998.......................................    26,989,026    34,748,214     18,601,998
Net asset value per qualified unit, December
 31, 1998...................................  $   1.226503  $   1.608341    $  1.877576
Non-qualified units outstanding, December
 31, 1998...................................    65,807,394    68,279,437     36,187,084
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   1.226503  $   1.608341    $  1.877576

   The accompanying notes are an integral part of these financial statements.

                       ALLMERICA SELECT SEPARATE ACCOUNT
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1998

                                   SELECT      SELECT       SELECT                                                T. ROWE PRICE
                                  EMERGING      VALUE     STRATEGIC   FIDELITY VIP  FIDELITY VIP    FIDELITY VIP  INTERNATIONAL
                                  MARKETS    OPPORTUNITY    GROWTH    HIGH INCOME   EQUITY-INCOME      GROWTH         STOCK
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
 ASSETS:
 Investments in shares of
  Allmerica Investment Trust...  $4,042,580  $18,034,508  $8,392,045  $         --  $         --    $         --   $        --
 Investments in shares of
  Fidelity Variable Insurance
  Products Fund (VIP)..........          --          --           --   101,203,216   178,330,222     147,531,533            --
 Investment in shares of T.
  Rowe Price International
  Series, Inc..................          --          --           --            --            --              --    57,943,955
 Receivable from Allmerica
  Financial Life Insurance and
  Annuity Company (Sponsor)....          --          --           --            --            --              --            --
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
 Total assets..................   4,042,580  18,034,508    8,392,045   101,203,216   178,330,222     147,531,533    57,943,955

 LIABILITIES:
 Payable to Allmerica Financial
  Life Insurance and Annuity
  Company (Sponsor)............          --          --           --            --            --              --            --
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
 Net assets....................  $4,042,580  $18,034,508  $8,392,045  $101,203,216  $178,330,222    $147,531,533   $57,943,955
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
 Net asset distribution by
  category:
   Qualified variable annuity
     contracts.................  $1,503,793  $6,034,114   $2,793,756  $ 33,723,717  $ 49,381,970    $ 46,070,951   $17,698,051
   Non-qualified variable
     annuity contracts.........   2,538,787  12,000,394    5,598,289    67,479,499   128,948,252     101,460,582    40,245,904
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
                                 $4,042,580  $18,034,508  $8,392,045  $101,203,216  $178,330,222    $147,531,533   $57,943,955
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
                                 ----------  -----------  ----------  ------------  -------------   ------------  -------------
 Qualified units outstanding,
  December 31, 1998............   1,937,832   6,102,727    2,899,110    24,987,324    26,455,515      19,690,822    12,662,557
 Net asset value per qualified
  unit, December 31, 1998......  $ 0.776018  $ 0.988757   $ 0.963660  $   1.349633  $   1.866604    $   2.339717   $  1.397668
 Non-qualified units
  outstanding, December 31,
  1998.........................   3,271,557  12,136,849    5,809,402    49,998,407    69,081,740      43,364,469    28,795,038
 Net asset value per
  non-qualified unit, December
  31, 1998.....................  $ 0.776018  $ 0.988757   $ 0.963660  $   1.349633  $   1.866604    $   2.339717   $  1.397668

   The accompanying notes are an integral part of these financial statements.

                       ALLMERICA SELECT SEPARATE ACCOUNT
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                          SELECT
                                                     AGGRESSIVE GROWTH                 SELECT GROWTH
                                               -----------------------------   -----------------------------
                                                  YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                   1998            1997            1998            1997
                                               -------------   -------------   -------------   -------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $          --   $          --   $     217,779   $     594,234
  Mortality and expense risk fees............     (2,636,982)     (2,015,705)     (3,272,612)     (1,909,171)
  Administrative expense fees................       (325,919)       (249,132)       (404,481)       (235,965)
                                               -------------   -------------   -------------   -------------
    Net investment income (loss).............     (2,962,901)     (2,264,837)     (3,459,314)     (1,550,902)
                                               -------------   -------------   -------------   -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................             --      15,267,707       2,708,827      10,519,168
  Net realized gain (loss) from sales of
    investments..............................      3,969,770       1,569,746       3,364,057         784,352
                                               -------------   -------------   -------------   -------------
  Net realized gain (loss)...................      3,969,770      16,837,453       6,072,884      11,303,520
  Net unrealized gain (loss).................     17,405,709       9,062,264      74,575,052      31,295,973
                                               -------------   -------------   -------------   -------------
    Net realized and unrealized gain
     (loss)..................................     21,375,479      25,899,717      80,647,936      42,599,493
                                               -------------   -------------   -------------   -------------

  Net increase (decrease) in net assets from
    operations...............................     18,412,578      23,634,880      77,188,622      41,048,591
                                               -------------   -------------   -------------   -------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     36,061,562      35,797,976      70,613,422      48,274,492
  Withdrawals................................    (13,438,781)     (7,811,125)    (15,891,976)     (7,969,058)
  Contract benefits..........................     (2,728,888)     (1,379,292)     (3,404,074)     (1,551,120)
  Contract charges...........................        (89,767)        (77,043)        (89,116)        (62,180)
  Transfers between sub-accounts (including
    fixed account), net......................     (7,180,823)     11,700,863         266,856      16,263,001
  Other transfers from (to) the General
    Account..................................      1,134,404       1,835,272       1,932,745       2,183,627
                                               -------------   -------------   -------------   -------------
  Net increase (decrease) in net assets from
    contract transactions....................     13,757,707      40,066,651      53,427,857      57,138,762
                                               -------------   -------------   -------------   -------------

  Net increase (decrease) in net assets......     32,170,285      63,701,531     130,616,479      98,187,353

NET ASSETS:
  Beginning of year..........................    196,478,052     132,776,521     206,035,921     107,848,568
                                               -------------   -------------   -------------   -------------
  End of year................................  $ 228,648,337   $ 196,478,052   $ 336,652,400   $ 206,035,921
                                               -------------   -------------   -------------   -------------
                                               -------------   -------------   -------------   -------------


                                                 SELECT GROWTH AND INCOME
                                               -----------------------------

                                                  YEAR ENDED DECEMBER 31,
                                                   1998            1997
                                               -------------   -------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   3,198,324   $   2,276,955
  Mortality and expense risk fees............     (3,145,481)     (2,111,147)
  Administrative expense fees................       (388,767)       (260,929)
                                               -------------   -------------
    Net investment income (loss).............       (335,924)        (95,121)
                                               -------------   -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................        924,289      18,113,569
  Net realized gain (loss) from sales of
    investments..............................      1,064,670         854,942
                                               -------------   -------------
  Net realized gain (loss)...................      1,988,959      18,968,511
  Net unrealized gain (loss).................     32,750,667      12,001,401
                                               -------------   -------------
    Net realized and unrealized gain
     (loss)..................................     34,739,626      30,969,912
                                               -------------   -------------
  Net increase (decrease) in net assets from
    operations...............................     34,403,702      30,874,791
                                               -------------   -------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................     63,681,715      46,842,354
  Withdrawals................................    (15,115,743)     (8,766,378)
  Contract benefits..........................     (4,138,997)     (2,390,486)
  Contract charges...........................        (85,677)        (69,205)
  Transfers between sub-accounts (including
    fixed account), net......................        106,049      15,332,554
  Other transfers from (to) the General
    Account..................................      3,902,001       2,625,475
                                               -------------   -------------
  Net increase (decrease) in net assets from
    contract transactions....................     48,349,348      53,574,314
                                               -------------   -------------
  Net increase (decrease) in net assets......     82,753,050      84,449,105
NET ASSETS:
  Beginning of year..........................    213,173,256     128,724,151
                                               -------------   -------------
  End of year................................  $ 295,926,306   $ 213,173,256
                                               -------------   -------------
                                               -------------   -------------

   The accompanying notes are an integral part of these financial statements.

                       ALLMERICA SELECT SEPARATE ACCOUNT
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                      SELECT INCOME                    MONEY MARKET
                                               ----------------------------   ------------------------------
                                                 YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                   1998            1997           1998             1997
                                               -------------   ------------   -------------   --------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   6,954,415   $  5,022,772   $   5,221,319   $    4,384,109
  Mortality and expense risk fees............     (1,469,378)      (998,230)     (1,211,909)      (1,016,141)
  Administrative expense fees................       (181,608)      (123,377)       (149,786)        (125,591)
                                               -------------   ------------   -------------   --------------
    Net investment income (loss).............      5,303,429      3,901,165       3,859,624        3,242,377
                                               -------------   ------------   -------------   --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................             --             --              --               --
  Net realized gain (loss) from sales of
    investments..............................        191,685         22,839              --               --
                                               -------------   ------------   -------------   --------------
  Net realized gain (loss)...................        191,685         22,839              --               --
  Net unrealized gain (loss).................        575,603      2,251,800              --               --
                                               -------------   ------------   -------------   --------------
    Net realized and unrealized gain
     (loss)..................................        767,288      2,274,639              --               --
                                               -------------   ------------   -------------   --------------

  Net increase (decrease) in net assets from
    operations...............................      6,070,717      6,175,804       3,859,624        3,242,377
                                               -------------   ------------   -------------   --------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     43,005,439     18,288,534      65,100,611      129,227,661
  Withdrawals................................     (8,082,420)    (4,662,262)    (20,168,912)      (9,185,006)
  Contract benefits..........................     (1,772,510)    (1,408,135)     (5,486,115)      (2,972,579)
  Contract charges...........................        (37,909)       (34,436)        (24,776)         (23,565)
  Transfers between sub-accounts (including
    fixed account), net......................      3,617,459      3,517,315      (7,256,363)    (114,998,424)
  Other transfers from (to) the General
    Account..................................      3,052,759      1,318,021         645,196        3,070,706
                                               -------------   ------------   -------------   --------------
  Net increase (decrease) in net assets from
    contract transactions....................     39,782,818     17,019,037      32,809,641        5,118,793
                                               -------------   ------------   -------------   --------------

  Net increase (decrease) in net assets......     45,853,535     23,194,841      36,669,265        8,361,170

NET ASSETS:
  Beginning of year..........................     94,180,938     70,986,097      77,145,824       68,784,654
                                               -------------   ------------   -------------   --------------
  End of year................................  $ 140,034,473   $ 94,180,938   $ 113,815,089   $   77,145,824
                                               -------------   ------------   -------------   --------------
                                               -------------   ------------   -------------   --------------

                                                SELECT INTERNATIONAL EQUITY
                                               -----------------------------

                                                  YEAR ENDED DECEMBER 31,
                                                   1998            1997
                                               -------------   -------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   2,110,384   $   2,964,278
  Mortality and expense risk fees............     (1,871,430)     (1,350,796)
  Administrative expense fees................       (231,300)       (166,952)
                                               -------------   -------------
    Net investment income (loss).............          7,654       1,446,530
                                               -------------   -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................             --       4,123,293
  Net realized gain (loss) from sales of
    investments..............................      1,650,381         941,203
                                               -------------   -------------
  Net realized gain (loss)...................      1,650,381       5,064,496
  Net unrealized gain (loss).................     17,773,061      (4,292,377)
                                               -------------   -------------
    Net realized and unrealized gain
     (loss)..................................     19,423,442         772,119
                                               -------------   -------------
  Net increase (decrease) in net assets from
    operations...............................     19,431,096       2,218,649
                                               -------------   -------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................     29,615,052      33,743,058
  Withdrawals................................     (8,122,159)     (5,026,523)
  Contract benefits..........................     (1,791,387)       (830,243)
  Contract charges...........................        (56,589)        (45,226)
  Transfers between sub-accounts (including
    fixed account), net......................     (5,116,809)     16,445,449
  Other transfers from (to) the General
    Account..................................      1,294,775       2,131,290
                                               -------------   -------------
  Net increase (decrease) in net assets from
    contract transactions....................     15,822,883      46,417,805
                                               -------------   -------------
  Net increase (decrease) in net assets......     35,253,979      48,636,454
NET ASSETS:
  Beginning of year..........................    130,449,617      81,813,163
                                               -------------   -------------
  End of year................................  $ 165,703,596   $ 130,449,617
                                               -------------   -------------
                                               -------------   -------------

   The accompanying notes are an integral part of these financial statements.

                       ALLMERICA SELECT SEPARATE ACCOUNT
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                                                 SELECT EMERGING
                                               SELECT CAPITAL APPRECIATION           MARKETS
                                               ----------------------------   ---------------------
                                                 YEAR ENDED DECEMBER 31,           PERIOD FROM
                                                   1998            1997       2/20/98** TO 12/31/98
                                               -------------   ------------   ---------------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $          --   $         --        $    7,175
  Mortality and expense risk fees............     (1,046,274)      (636,664)          (20,600)
  Administrative expense fees................       (129,315)       (78,689)           (2,546)
                                               -------------   ------------       -----------
  Net investment income (loss)...............     (1,175,589)      (715,353)          (15,971)
                                               -------------   ------------       -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     15,561,260             --                --
  Net realized gain (loss) from sales of
    investments..............................      1,026,367        122,244           (24,720)
                                               -------------   ------------       -----------
  Net realized gain (loss)...................     16,587,627        122,244           (24,720)
  Net unrealized gain (loss).................     (4,726,710)     8,440,399          (309,858)
                                               -------------   ------------       -----------
    Net realized and unrealized gain
     (loss)..................................     11,860,917      8,562,643          (334,578)
                                               -------------   ------------       -----------

  Net increase (decrease) in net assets from
    operations...............................     10,685,328      7,847,290          (350,549)
                                               -------------   ------------       -----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     25,436,320     23,378,356         3,000,520
  Withdrawals................................     (3,623,727)    (1,984,458)          (61,386)
  Contract benefits..........................     (1,106,068)      (728,926)           (9,898)
  Contract charges...........................        (30,776)       (19,236)             (134)
  Transfers between sub-accounts (including
    fixed account), net......................     (2,261,255)     6,974,304         1,172,968
  Other transfers from (to) the General
    Account..................................        654,274      1,663,876           291,059
                                               -------------   ------------       -----------
  Net increase (decrease) in net assets from
    contract transactions....................     19,068,768     29,283,916         4,393,129
                                               -------------   ------------       -----------

  Net increase (decrease) in net assets......     29,754,096     37,131,206         4,042,580

NET ASSETS:
  Beginning of year..........................     73,116,569     35,985,363                --
                                               -------------   ------------       -----------
  End of year................................  $ 102,870,665   $ 73,116,569        $4,042,580
                                               -------------   ------------       -----------
                                               -------------   ------------       -----------

                                                   SELECT VALUE          SELECT STRATEGIC
                                                    OPPORTUNITY               GROWTH
                                               ---------------------   ---------------------

                                                    PERIOD FROM             PERIOD FROM
                                               2/20/98** TO 12/31/98   2/20/98** TO 12/31/98
                                               ---------------------   ---------------------
INVESTMENT INCOME (LOSS):
  Dividends..................................       $   150,189             $   19,691
  Mortality and expense risk fees............           (89,478)               (42,877)
  Administrative expense fees................           (11,060)                (5,300)
                                               ---------------------       -----------
  Net investment income (loss)...............            49,651                (28,486)
                                               ---------------------       -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................            25,524                     --
  Net realized gain (loss) from sales of
    investments..............................           (29,187)              (151,091)
                                               ---------------------       -----------
  Net realized gain (loss)...................            (3,663)              (151,091)
  Net unrealized gain (loss).................           160,234                219,846
                                               ---------------------       -----------
    Net realized and unrealized gain
     (loss)..................................           156,571                 68,755
                                               ---------------------       -----------
  Net increase (decrease) in net assets from
    operations...............................           206,222                 40,269
                                               ---------------------       -----------
CONTRACT TRANSACTIONS:
  Net purchase payments......................        12,809,082              5,671,296
  Withdrawals................................          (356,168)              (209,854)
  Contract benefits..........................           (49,956)               (20,535)
  Contract charges...........................              (478)                  (338)
  Transfers between sub-accounts (including
    fixed account), net......................         4,206,999              2,187,617
  Other transfers from (to) the General
    Account..................................         1,218,807                723,590
                                               ---------------------       -----------
  Net increase (decrease) in net assets from
    contract transactions....................        17,828,286              8,351,776
                                               ---------------------       -----------
  Net increase (decrease) in net assets......        18,034,508              8,392,045
NET ASSETS:
  Beginning of year..........................                --                     --
                                               ---------------------       -----------
  End of year................................       $18,034,508             $8,392,045
                                               ---------------------       -----------
                                               ---------------------       -----------

** Date of initial investment

   The accompanying notes are an integral part of these financial statements.

                       ALLMERICA SELECT SEPARATE ACCOUNT
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                                                      FIDELITY VIP
                                                 FIDELITY VIP HIGH INCOME             EQUITY-INCOME
                                               ----------------------------   -----------------------------
                                                 YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                   1998            1997           1998            1997
                                               -------------   ------------   -------------   -------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $   5,463,771   $  2,360,937   $   1,609,296   $     800,519
  Mortality and expense risk fees............     (1,129,683)      (618,957)     (1,802,457)       (903,314)
  Administrative expense fees................       (139,623)       (76,500)       (222,776)       (111,646)
                                               -------------   ------------   -------------   -------------
    Net investment income (loss).............      4,194,465      1,665,480        (415,937)       (214,441)
                                               -------------   ------------   -------------   -------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................      3,471,771        291,801       5,727,200       4,024,829
  Net realized gain (loss) from sales of
    investments..............................       (410,592)       153,432         454,647         173,070
                                               -------------   ------------   -------------   -------------
  Net realized gain (loss)...................      3,061,179        445,233       6,181,847       4,197,899
  Net unrealized gain (loss).................    (13,622,064)     5,256,704       7,180,318      11,931,704
                                               -------------   ------------   -------------   -------------
    Net realized and unrealized gain
      (loss).................................    (10,560,885)     5,701,937      13,362,165      16,129,603
                                               -------------   ------------   -------------   -------------

  Net increase (decrease) in net assets from
    operations...............................     (6,366,420)     7,367,417      12,946,228      15,915,162
                                               -------------   ------------   -------------   -------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     33,755,346     24,147,277      57,177,724      37,371,024
  Withdrawals................................     (4,291,123)    (1,540,245)     (6,972,862)     (3,009,887)
  Contract benefits..........................     (1,095,080)      (642,692)     (1,970,745)       (501,372)
  Contract charges...........................        (24,772)       (15,225)        (41,629)        (24,945)
  Transfers between sub-accounts (including
    fixed account), net......................      5,384,061     13,083,846       3,401,689      16,129,962
  Other transfers from (to) the General
    Account..................................      1,643,387      1,382,727       3,352,791       2,039,756
                                               -------------   ------------   -------------   -------------
  Net increase (decrease) in net assets from
    contract transactions....................     35,371,819     36,415,688      54,946,968      52,004,538
                                               -------------   ------------   -------------   -------------

  Net increase (decrease) in net assets......     29,005,399     43,783,105      67,893,196      67,919,700

NET ASSETS:
  Beginning of year..........................     72,197,817     28,414,712     110,437,026      42,517,326
                                               -------------   ------------   -------------   -------------
  End of year................................  $ 101,203,216   $ 72,197,817   $ 178,330,222   $ 110,437,026
                                               -------------   ------------   -------------   -------------
                                               -------------   ------------   -------------   -------------

                                                                                     T. ROWE PRICE
                                                       FIDELITY VIP                  INTERNATIONAL
                                                          GROWTH                         STOCK
                                               ----------------------------   ---------------------------

                                                 YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                                   1998            1997           1998           1997
                                               -------------   ------------   ------------   ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $     413,212   $    255,385   $    663,390   $    380,324
  Mortality and expense risk fees............     (1,334,435)      (685,823)      (627,152)      (394,964)
  Administrative expense fees................       (164,930)       (84,765)       (77,513)       (48,816)
                                               -------------   ------------   ------------   ------------
    Net investment income (loss).............     (1,086,153)      (515,203)       (41,275)       (63,456)
                                               -------------   ------------   ------------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     10,808,765      1,143,150        234,138        538,793
  Net realized gain (loss) from sales of
    investments..............................      1,061,177        252,760        151,115        932,107
                                               -------------   ------------   ------------   ------------
  Net realized gain (loss)...................     11,869,942      1,395,910        385,253      1,470,900
  Net unrealized gain (loss).................     25,112,290      9,153,516      5,788,775     (1,612,907)
                                               -------------   ------------   ------------   ------------
    Net realized and unrealized gain
      (loss).................................     36,982,232     10,549,426      6,174,028       (142,007)
                                               -------------   ------------   ------------   ------------
  Net increase (decrease) in net assets from
    operations...............................     35,896,079     10,034,223      6,132,753       (205,463)
                                               -------------   ------------   ------------   ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................     35,768,091     26,585,405     14,149,159     16,331,917
  Withdrawals................................     (5,164,629)    (2,025,514)    (2,057,947)    (1,619,234)
  Contract benefits..........................     (1,505,737)      (774,277)      (649,684)      (397,243)
  Contract charges...........................        (37,556)       (22,196)       (18,009)       (11,423)
  Transfers between sub-accounts (including
    fixed account), net......................      3,426,882      8,237,545     (1,989,024)     6,388,208
  Other transfers from (to) the General
    Account..................................      1,296,933      1,256,357        812,777      1,212,597
                                               -------------   ------------   ------------   ------------
  Net increase (decrease) in net assets from
    contract transactions....................     33,783,984     33,257,320     10,247,272     21,904,822
                                               -------------   ------------   ------------   ------------
  Net increase (decrease) in net assets......     69,680,063     43,291,543     16,380,025     21,699,359
NET ASSETS:
  Beginning of year..........................     77,851,470     34,559,927     41,563,930     19,864,571
                                               -------------   ------------   ------------   ------------
  End of year................................  $ 147,531,533   $ 77,851,470   $ 57,943,955   $ 41,563,930
                                               -------------   ------------   ------------   ------------
                                               -------------   ------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                       ALLMERICA SELECT SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Allmerica Select Separate Account (Allmerica Select) is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company), established on March 5, 1992 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Allmerica Select are clearly identified and distinguished from the other assets and liabilities of the Company. Allmerica Select cannot be charged with liabilities arising out of any other business of the Company.

    Allmerica Select is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Allmerica Select currently offers fourteen Sub-Accounts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS) (successor to Allmerica Investment Management Company, Inc.), a wholly-owned subsidiary of First Allmerica; or of the Variable Insurance Products Fund (Fidelity VIP) managed by Fidelity Management & Research Company
(FMR); or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by Rowe Price-Fleming International, Inc. The Trust, Fidelity VIP, and
T. Rowe Price (the Funds) are open-end, diversified management investment companies registered under the 1940 Act.

    Allmerica Select funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of
Section 401, 403, or 408 of the Internal Revenue Code (the Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

    Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax liability resulting from the operations of Allmerica Select. Therefore, no provision for income taxes has been charged against Allmerica Select.

                       ALLMERICA SELECT SEPARATE ACCOUNT

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1998 were as follows:

                                                 PORTFOLIO INFORMATION
                                          -----------------------------------
                                                                       NET
                                                                      ASSET
                                                                      VALUE
                                           NUMBER OF    AGGREGATE      PER
INVESTMENT PORTFOLIO                        SHARES         COST       SHARE
----------------------------------------  -----------  ------------  --------
Select Aggressive Growth.............. .   92,946,793  $176,479,934  $ 2.460
Select Growth...........................  138,675,560   219,038,878    2.428
Select Growth and Income................  166,336,171   231,011,231    1.779
Select Income...........................  135,718,561   137,625,649    1.032
Money Market............................  113,859,875   113,859,875    1.000
Select International Equity.............  107,460,179   138,459,337    1.542
Select Capital Appreciation.............   62,726,015    98,278,605    1.640
Select Emerging Markets.................    5,156,352     4,352,438    0.784
Select Value Opportunity................   10,702,972    17,874,274    1.685
Select Strategic Growth.................    8,624,918     8,172,199    0.973
Fidelity VIP High Income................    8,777,382   108,048,761   11.530
Fidelity VIP Equity-Income..............    7,015,351   155,707,691   25.420
Fidelity VIP Growth.....................    3,287,977   111,568,787   44.870
T. Rowe Price International Stock.......    3,990,630    52,472,892   14.520

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.15% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    For contracts issued on Form A3020-92 (Allmerica Select Resource I), a contract fee is deducted on the contract anniversary and upon full surrender of the contract. For contracts issued on Form A3025-96 (Allmerica Select Resource
II), a contract fee is deducted on the contract anniversary and upon full surrender if the accumulated value is less than $50,000. The fee is currently waived for Allmerica Select Resource II contracts issued to and maintained by the trustee of a 401(k) plan.

    Allmerica Investments, Inc. (Allmerica Investments), a wholly-owned subsidiary of First Allmerica, is principal underwriter and general distributor of Allmerica Select, and does not receive any compensation for sales of the contracts. Commissions are paid by the Company to registered representatives of certain independent broker-dealers. The Allmerica Select Resource I and II contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale. For the years ended December 31, 1998 and 1997, the Company received $1,530,964 and $793,493, respectively, for contingent deferred sales charges applicable to Allmerica Select Separate Account.

                       ALLMERICA SELECT SEPARATE ACCOUNT

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                            1998                            1997
                                               ------------------------------   -----------------------------
                                                   UNITS           AMOUNT           UNITS          AMOUNT
                                               -------------   --------------   -------------   -------------
Select Aggressive Growth
  Issuance of Units..........................     28,443,354   $   71,461,752      33,846,682   $  75,147,109
  Redemption of Units........................    (22,974,119)     (57,704,045)    (16,878,413)    (35,080,458)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................      5,469,235   $   13,757,707      16,968,269   $  40,066,651
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select Growth
  Issuance of Units..........................     48,669,777   $  117,987,024      46,267,945   $  85,189,100
  Redemption of Units........................    (26,664,319)     (64,559,167)    (15,928,340)    (28,050,338)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     22,005,458   $   53,427,857      30,339,605   $  57,138,762
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select Growth and Income
  Issuance of Units..........................     45,914,205   $   99,392,688      44,731,254   $  80,982,519
  Redemption of Units...................... .    (23,587,262)     (51,043,340)    (15,854,780)    (27,408,205)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     22,326,943   $   48,349,348      28,876,474   $  53,574,314
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select Income
  Issuance of Units..........................     59,979,984   $   80,651,018      28,213,650   $  34,575,615
  Redemption of Units...................... .    (30,202,528)     (40,868,200)    (14,565,754)    (17,556,578)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)................ .     29,777,456   $   39,782,818      13,647,896   $  17,019,037
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Money Market
  Issuance of Units..........................    160,175,464   $  193,712,183     184,460,786   $ 205,139,510
  Redemption of Units...................... .   (132,822,470)    (160,902,542)   (179,708,703)   (200,020,717)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     27,352,994   $   32,809,641       4,752,083   $   5,118,793
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select International Equity
  Issuance of Units..........................     35,836,093   $   56,782,369      50,880,736   $  70,478,183
  Redemption of Units........................    (25,978,288)     (40,959,486)    (18,015,151)    (24,060,378)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................      9,857,805   $   15,822,883      32,865,585   $  46,417,805
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select Capital Appreciation
  Issuance of Units..........................     25,684,264   $   44,175,487      29,860,999   $  43,787,971
  Redemption of Units...................... .    (14,627,907)     (25,106,719)    (10,385,180)    (14,504,055)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     11,056,357   $   19,068,768      19,475,819   $  29,283,916
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select Emerging Markets
  Issuance of Units..........................      6,117,004   $    5,235,588              --   $          --
  Redemption of Units........................       (907,615)        (842,459)             --              --
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................      5,209,389   $    4,393,129              --   $          --
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------

                       ALLMERICA SELECT SEPARATE ACCOUNT

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                  YEAR ENDED DECEMBER 31,
                                                            1998                            1997
                                               ------------------------------   -----------------------------
                                                   UNITS           AMOUNT           UNITS          AMOUNT
                                               -------------   --------------   -------------   -------------
Select Value Opportunity
  Issuance of Units..........................     20,566,820   $   20,586,826              --   $          --
  Redemption of Units........................     (2,327,244)      (2,758,540)             --              --
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     18,239,576   $   17,828,286              --   $          --
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Select Strategic Growth
  Issuance of Units..........................     10,583,703   $   10,307,180              --   $          --
  Redemption of Units........................     (1,875,191)      (1,955,404)             --              --
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................      8,708,512   $    8,351,776              --   $          --
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Fidelity VIP High Income
  Issuance of Units..........................     42,299,742   $   60,272,832      40,320,288   $  52,914,842
  Redemption of Units........................    (17,784,384)     (24,901,013)    (12,900,932)    (16,499,154)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     24,515,358   $   35,371,819      27,419,356   $  36,415,688
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Fidelity VIP Equity-Income
  Issuance of Units..........................     48,319,788   $   87,225,760      44,976,217   $  67,922,420
  Redemption of Units........................    (17,913,028)     (32,278,792)    (11,526,295)    (15,917,882)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     30,406,760   $   54,946,968      33,449,922   $  52,004,538
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
Fidelity VIP Growth
  Issuance of Units..........................     32,964,840   $   65,335,816      29,081,173   $  44,906,335
  Redemption of Units...................... .    (15,681,080)     (31,551,832)     (8,054,427)    (11,649,015)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................     17,283,760   $   33,783,984      21,026,746   $  33,257,320
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------
T. Rowe Price International Stock
  Issuance of Units..........................     17,721,810   $   23,965,360      32,358,642   $  40,274,630
  Redemption of Units...................... .    (10,241,106)     (13,718,088)    (14,891,726)    (18,369,808)
                                               -------------   --------------   -------------   -------------
    Net increase (decrease)..................      7,480,704   $   10,247,272      17,466,916   $  21,904,822
                                               -------------   --------------   -------------   -------------
                                               -------------   --------------   -------------   -------------

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Allmerica Select satisfies the current requirements of the regulations, and it intends that Allmerica Select will continue to meet such requirements.

                       ALLMERICA SELECT SEPARATE ACCOUNT

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Funds by Allmerica Select during the year ended December 31, 1998 were as follows:

INVESTMENT PORTFOLIO                                      PURCHASES       SALES
-------------------------------------------------------  ------------  ------------
Select Aggressive Growth...............................  $ 31,905,921  $ 21,116,601
Select Growth..........................................    66,752,075    14,023,151
Select Growth and Income...............................    56,761,065     7,853,839
Select Income..........................................    52,061,641     6,948,820
Money Market...........................................   101,896,643    65,179,446
Select International Equity............................    28,715,202    12,884,665
Select Capital Appreciation............................    42,248,036     8,793,597
Select Emerging Markets................................     4,586,750       209,592
Select Value Opportunity...............................    19,115,410     1,211,949
Select Strategic Growth................................     9,437,611     1,114,321
Fidelity VIP High Income...............................    50,494,226     7,456,171
Fidelity VIP Equity-Income.............................    66,365,787     6,107,556
Fidelity VIP Growth....................................    52,632,705     9,126,109
T. Rowe Price International Stock......................    14,266,496     3,826,362
                                                         ------------  ------------
  Totals...............................................  $597,239,568  $165,852,179
                                                         ------------  ------------
                                                         ------------  ------------

                            PART C.   OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


     (a)  FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

          Financial Statements Included in Part B
          Financial Statements for Allmerica Financial Life Insurance and Annuity Company and
          Financial Statements for Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          Financial Statements Included in Part C
          None

     (b)  EXHIBITS

          EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated March 5, 1992 was previously filed on April 24, 1998 in Post-Effective Amendment No. 16 (File nos. 33-47216, 811-6632) and is incorporated by reference herein.

          EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

          EXHIBIT 3  (a) Underwriting and Administrative Services
                         Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and is
                         incorporated by reference herein.

                     (b) Secondary B/D commissions schedule is filed herewith.
                         Sales Agreements (Select) with Commission Schedule were previously filed on April 24, 1998 in Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and are incorporated by reference herein.

                     (c) General Agent's Agreement was previously filed
                         on April 24, 1998 in Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and is
                         incorporated by reference herein.

                     (d) Career Agent Agreement was previously filed on
                         April 24, 1998 in Post-Effective Amendment No.
                         16 (File Nos. 33-47216, 811-6632) and is incorporated by reference herein.

                     (e) Registered Representative's Agreement was
                         previously filed on April 24, 1998 in
                         Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and is incorporated by reference herein.


          EXHIBIT 4  The following documents are filed herewith:

                     (a) Contract Form A3031-99;

                     (b) Specification pages Form A8031-99; and

                     (c) Enhanced Death Benefit Rider with 5% Accumulation and
                         Ratchet (Form 3263-99).

          EXHIBIT 5  Application Form AS-697 is filed herewith.

          EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change were previously filed on September 29, 1995 in Post-Effective Amendment No. 7 (File Nos. 33-47216, 811-6632) and are incorporated by reference herein.

          EXHIBIT 7  Not Applicable.

          EXHIBIT 8  (A) Fidelity Service Agreement was previously filed on April 30, 1996 in Post-Effective No. 8 (File Nos. 33-47216, 811-6632 and is incorporated by reference herein.

                     (B) An Amendment to the Fidelity Service Agreement,
                         effective as of January 1, 1997, was previously filed on April 30, 1997 in Post-Effective Amendment No. 12 (File Nos. 33-47216, 811-6632)
                         and is incorporated by reference herein.

                     (C) Fidelity Service Contract, effective as of
                         January 1, 1997, was previously filed on April 30, 1997 in Post-Effective Amendment No. 12 (File Nos. 33-47216, 811-6632) and is
                         incorporated by reference herein.

                     (D) T. Rowe Price Service Agreement was previously
                         filed on April 24, 1998 in Post-Effective
                         Amendment No. 16 (File Nos. 33-47216, 811-6632)
                         and is incorporated by reference herein.

                     (E) BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and
                         are incorporated by reference herein.

                     (F) Directors' Power of Attorney is filed herewith.

          EXHIBIT 9  Opinion of Counsel is filed herewith.

          EXHIBIT 10 Consent of Independent Accountants is filed herewith.

          EXHIBIT 11 None.

          EXHIBIT 12 None.

          EXHIBIT 13 Schedule for Computation of Performance Quotations
                     is filed herewith.

          EXHIBIT 14 Not Applicable.

          EXHIBIT 15 (A) Participation Agreement between the Company and
                         Allmerica Investment Trust was previously filed on April 24, 1998 in Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and is incorporated by reference herein.

                     (B) Participation Agreement between the Company and
                         Fidelity VIP, as amended, was previously filed on April 24, 1998 in Post-Effective Amendment No. 16 (File Nos. 33-47216, 811-6632) and is incorporated by reference herein.

                     (C) Participation Agreement between the Company and
                         T. Rowe Price International Series, Inc. was previously filed on April 24, 1998 in Post-Effective Amendment
                         No. 16 (File Nos. 33-47216, 811-6632) and is
                         incorporated by reference herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

  The principal business address of all the following Directors and Officers is:
  440 Lincoln Street
  Worcester, Massachusetts 01653


                  DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

           NAME AND POSITION                    PRINCIPAL OCCUPATION(S) DURING
             WITH COMPANY                              PAST FIVE YEARS
             ------------                              ---------------
Bruce C. Anderson                            Director (since 1996), Vice President (since 1984) and
  Director                                   Assistant Secretary (since 1992) of First Allmerica

Warren E. Barnes                             Vice President (since 1996) and Corporate Controller (since
  Vice President and Corporate Controller    1998) of First Allmerica

Robert E. Bruce                              Director and Chief Information Officer (since 1997) and
  Director and Chief Information Officer     Vice President (since 1995) of First Allmerica; and Corporate
                                             Manager (1979 to 1995) of Digital Equipment Corporation

Mary Eldridge                                Secretary (since 1999) of First Allmerica; Secretary (since
  Secretary                                  1999) of Allmerica Investments, Inc.; and Secretary (since 1999)
                                             of Allmerica Financial Investment Management Services, Inc.

John P. Kavanaugh                            Director and Chief Investment Officer (since 1996) and
  Director, Vice President and               Vice President (since 1991) of First Allmerica; and Vice
  Chief Investment Officer                   President (since 1998) of Allmerica Financial Investment
                                             Management Services, Inc.

John F. Kelly                                Director (since 1996), Senior Vice President (since 1986),
  Director, Vice President and               General Counsel (since 1981) and Assistant Secretary (since
  General Counsel                            1991) of First Allmerica; Director (since 1985) of Allmerica
                                             Investments, Inc.; and Director (since 1990) of Allmerica
                                             Financial Investment Management Services, Inc.

J. Barry May                                 Director (since 1996) of First Allmerica; Director and President
  Director                                   (since 1996) of The Hanover Insurance Company; and Vice President
                                             (1993 to 1996) of The Hanover Insurance Company

James R. McAuliffe                           Director (since 1996) of First Allmerica; Director (since 1992),
  Director                                   President (since 1994) and Chief Executive Officer (since 1996)
                                             of Citizens Insurance Company of America

John F. O'Brien                              Director, President and Chief Executive Officer (since 1989) of
  Director and Chairman of the Board         First Allmerica; Director (since 1989) of Allmerica Investments,
                                             Inc.; and Director and Chairman of the Board (since 1990) of
                                             Allmerica Financial Investment Management Services, Inc.

Edward J. Parry, III                         Director and Chief Financial Officer (since 1996) and Vice
  Director, Vice President                   President and Treasurer (since 1993) of First Allmerica;
  Chief Financial Officer                    Treasurer (since 1993) of Allmerica Investments, Inc.; and
  and Treasurer                              Treasurer (since 1993) of Allmerica Financial Investment
                                             Management Services, Inc.

Richard M. Reilly                            Director (since 1996) and Vice President (since 1990) of First
  Director, President and                    Allmerica; Director (since 1990) of Allmerica Investments, Inc.;
  Chief Executive Officer                    and Director and President (since 1998) of Allmerica Financial
                                             Investment Management Services, Inc.

Robert P. Restrepo, Jr.                      Director and Vice President (since 1998) of First Allmerica;
  Director                                   Chief Executive Officer (1996 to 1998) of Travelers Property &
                                             Casualty; Senior Vice President (1993 to 1996) of Aetna Life &
                                             Casualty Company

Eric A. Simonsen                             Director (since 1996) and Vice President (since 1990) of First
  Director and Vice President                Allmerica; Director (since 1991) of Allmerica Investments, Inc.;
                                             and Director (since 1991) of Allmerica Financial Investment Management
                                             Services, Inc.

Phillip E. Soule                             Director (since 1996) and Vice President (since 1987) of First
  Director                                   Allmerica

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

              ALLMERICA FINANCIAL LIFE  INSURANCE AND ANNUITY COMPANY

              NAME                            ADDRESS                   TYPE OF BUSINESS
              ----                            -------                   ----------------
AAM Equity Fund                          440 Lincoln Street         Massachusetts Grantor Trust
                                         Worcester MA 01653

AAM Growth &  Income Fund, L.P.          440 Lincoln Street          Limited Partnership
                                         Worcester MA 01653

Advantage Insurance Network, Inc.        440 Lincoln Street          Insurance Agency
                                         Worcester MA 01653

AFC Capital Trust I                      440 Lincoln Street          Statutory Business Trust
                                         Worcester MA 01653

Allmerica Asset Management Limited       440 Lincoln Street          Investment advisory services
                                         Worcester MA 01653

Allmerica Asset Management, Inc.         440 Lincoln Street          Investment advisory services
                                         Worcester MA 01653

Allmerica Benefits, Inc.                 440 Lincoln Street          Non-insurance medical services
                                         Worcester MA 01653

Allmerica Equity Index Pool              440 Lincoln Street          Massachusetts Grantor Trust
                                         Worcester MA 01653

Allmerica Financial Alliance Insurance   100 North Parkway           Multi-line property and casualty
Company                                  Worcester MA 01605          insurance

Allmerica Financial Benefit Insurance    100 North Parkway          Multi-line property and casualty
Company                                  Worcester MA 01605         insurance

Allmerica Financial Corporation          440 Lincoln Street         Holding Company
                                         Worcester MA 01653

Allmerica Financial Insurance Brokers,   440 Lincoln Street         Insurance Broker
Inc.                                     Worcester MA 01653

Allmerica Financial Life Insurance and   440 Lincoln Street         Life insurance, accident and
Annuity Company (formerly known as       Worcester MA 01653         health insurance, annuities,
SMA Life Assurance Company)                                         variable annuities and variable life
                                                                    insurance

Allmerica Financial Services Insurance   440 Lincoln Street         Insurance Agency
Agency, Inc.                             Worcester MA 01653

Allmerica Funding Corp.                  440 Lincoln Street         Special purpose funding vehicle
                                         Worcester MA 01653         for commercial paper

Allmerica, Inc.                          440 Lincoln Street         Common employer for Allmerica
                                         Worcester MA 01653         Financial Corporation entities

Allmerica Financial Investment           440 Lincoln Street         Investment advisory services
Management Services, Inc.                Worcester MA 01653
(formerly known as Allmerica
Institutional Services, Inc.
and 440 Financial Group of
Worcester, Inc.)

Allmerica Investment Management          440 Lincoln Street         Investment advisory services
Company, Inc.                            Worcester MA 01653

Allmerica Investments, Inc.              440 Lincoln Street         Securities, retail broker-dealer
                                         Worcester MA 01653

Allmerica Investments Insurance          200 Southbridge Parkway   Insurance Agency
Agency Inc. of Alabama                   Suite 400
                                         Birmingham, AL 35209

Allmerica Investments Insurance          14211 Commerce Way        Insurance Agency
Agency of Florida, Inc.                  Miami Lakes, FL 33016

Allmerica Investment Insurance           1455 Lincoln Parkway,     Insurance Agency
Agency Inc. of Georiga                   Suite 300
                                         Atlanta, GA 30346

Allmerica Investment Insurance           Barkley Bldg-Suite 105    Insurance Agency
Agency, Inc. of Kentucky                 12700 Shelbyville Rd.
                                         Louisiana, KY 40423

Allmerica Investments Insurance          631 Lakeland East Drive  Insurance Agency
Agency Inc. of Mississippi               Flowood, MS 39208

Allmerica Investment Trust               440 Lincoln Street         Investment Company
                                         Worcester MA 01653

Allmerica Plus Insurance  Agency, Inc.   440 Lincoln Street         Insurance Agency
                                         Worcester MA 01653

Allmerica Property & Casualty            440 Lincoln Street         Holding Company
Companies, Inc.                          Worcester MA 01653

Allmerica Securities Trust               440 Lincoln Street         Investment Company
                                         Worcester MA 01653

Allmerica Services Corporation           440 Lincoln Street         Internal administrative services
                                         Worcester MA 01653         provider to Allmerica Financial
                                                                    Corporation entities

Allmerica Trust Company, N.A.            440 Lincoln Street         Limited purpose national trust
                                         Worcester MA 01653         company

AMGRO, Inc.                              100 North Parkway          Premium financing
                                         Worcester MA 01605

Citizens Corporation                     440 Lincoln Street         Holding Company
                                         Worcester MA 01653

Citizens Insurance Company of America    645 West Grand River       Multi-line property and casualty
                                         Howell MI 48843            insurance

Citizens Insurance Company of Illinois   333 Pierce Road            Multi-line property and casualty
                                         Itasca IL 60143            insurance

Citizens Insurance Company of the        3950 Priority Way South    Multi-line property and casualty
Midwest                                  South Drive, Suite 200     insurance
                                         Indianapolis IN 46280

Citizens Insurance Company of Ohio       8101 N. High Street        Multi-line property and casualty
                                         P.O. Box 342250            insurance
                                         Columbus OH 43234

Citizens Management, Inc.                645 West Grand River       Services management company
                                         Howell MI 48843

Financial Profiles                       5421 Avenida Encinas       Computer software company
                                         Carlsbad, CA  92008

First Allmerica Financial Life Insurance 440 Lincoln Street         Life, pension, annuity, accident
Company (formerly State Mutual Life      Worcester MA 01653         and health insurance company
Assurance Company of America)

First Sterling Limited                   440 Lincoln Street         Holding Company
                                         Worcester MA 01653

First Sterling Reinsurance Company       440 Lincoln Street         Reinsurance Company
Limited                                  Worcester MA 01653


Greendale Special Placements Fund        440 Lincoln Street         Massachusetts Grantor Trust
                                         Worcester MA 01653

The Hanover American Insurance            100 North Parkway         Multi-line property and casualty
Company                                   Worcester MA 01605        insurance

The Hanover Insurance Company             100 North Parkway         Multi-line property and casualty
                                          Worcester MA 01605        insurance

Hanover Texas Insurance Management        801 East Campbell Road    Attorney-in-fact for Hanover
Company, Inc.                             Richardson TX 75081       Lloyd's Insurance Company

Hanover Lloyd's Insurance Company         801 East Campbell Road    Multi-line property and casualty
                                          Richardson TX 75081       insurance

Lloyds Credit Corporation                 440 Lincoln Street        Premium financing service
                                          Worcester MA 01653        franchises

Massachusetts Bay Insurance Company       100 North Parkway         Multi-line property and casualty
                                          Worcester MA 01605        insurance

Sterling Risk Management Services, Inc.   440 Lincoln Street        Risk management services
                                          Worcester MA 01653

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of October 31, 1999, there were 14,278 Contract Owners of qualified Contracts and 21,498 Contract Owners of non-qualified Contracts.

     As of October 31, 1999, there were no Contract Form A3031-99 Owners since sales had not yet begun.

ITEM 28.  INDEMNIFICATION

     Article VIII of the Bylaws of Allmerica Financial Life Insurance and Annuity Company (the Depositor) state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:


          - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company.


         - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

         -  Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653

     NAME                          POSITION OR OFFICE WITH UNDERWRITER
     ----                          -----------------------------------
     Emil J. Aberizk, Jr.          Vice President

     Edward T. Berger              Vice President and Chief Compliance Officer

     Mary Eldridge                 Secretary

     Philip L. Heffernan           Vice President

     John F. Kelly                 Director

     Daniel Mastrototaro           Vice President

     William F. Monroe, Jr.        Vice President

     David J. Mueller              Vice President and Controller

     John F. O'Brien               Director

     Stephen Parker                President, Director and Chief Executive
                                   Officer

     Edward J. Parry, III          Treasurer

     Richard M. Reilly             Director

     Eric A. Simonsen              Director

     Mark G. Steinberg             Senior Vice President

     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), the aggregate amount of commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant was $619.00 in 1998. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) The Registrant hereby undertakes to include as part of the application to purchase a Contract a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.


ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption withdrawal restrictions imposed by the Program and by
         Section 403(b)(11) to  the attention of potential participants.

     4.  A signed statement acknowledging the participant's understanding of
         (I) the restrictions on redemption withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this initial Registration Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 23rd day of November, 1999.

                        ALLMERICA SELECT SEPARATE ACCOUNT OF
               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                    By:  /S/ Mary Eldridge
                         -------------------------------
                         Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 Signatures                   Title                            Date
 ---------------------        ----------------------------     -----------------

 /s/ Warren E. Barnes         Vice President and Corporate     November 23, 1999
 ---------------------------  Controller
 Warren E. Barnes

    Edward J. Parry III*      Director, Vice President, Chief
 ---------------------------  Financial Officer and Treasurer


    Richard M. Reilly*        Director, President and
 ---------------------------  Chief Executive Officer


     John F. O'Brien*         Director and Chairman of
 ---------------------------  the Board


     Bruce C. Anderson*       Director
 ---------------------------


     Robert E. Bruce*         Director and Chief Information
 ---------------------------  Officer


     John P. Kavanaugh*       Director, Vice President and
 ---------------------------  Chief Investment Officer


     John F. Kelly*           Director, Vice President and
 ---------------------------  General Counsel


     J. Barry May*            Director
 ---------------------------


     James R. McAuliffe*      Director
 ---------------------------


     Robert P. Restrepo, Jr.* Director
 ---------------------------


     Eric A. Simonsen*        Director and Vice President
 ---------------------------


                              Director
 ---------------------------
 Phillip E. Soule


*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

 /s/ Sheila B. St. Hilaire
 ---------------------------------------
 Sheila B. St. Hilaire, Attorney-in-Fact

                                   EXHIBIT TABLE

Exhibit 3(b)   Secondary B/D Commssions Schedule

Exhibit 4      Contract Form A3031-99; Specs Pages, and Riders

Exhibit 5      Application Form AS-697

Exhibit 8(f)   Directors' Power of Attorney

Exhibit 9      Opinion of Counsel

Exhibit 10     Consent of Independent Accountants

Exhibit 13     Schedule for Computation of Performance Quotations